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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on February 10, 2006

Registration No. 333-129649

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EduTrades, Inc.
(Exact name of Registrant as specified in charter)

Nevada (State or other jurisdiction of incorporation or organization)	8200 (Primary standard industrial classification code number)	20-3201511 (IRS employer identification no.)
1612 East Cape Coral Parkway Cape Coral, Florida 33904 (239) 542-0643 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Nicholas S. Maturo, Chief Executive Officer
1612 East Cape Coral Parkway
Cape Coral, Florida 33904
(239) 542-0643
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:
Gary A. Agron, Esq. Law Office of Gary A. Agron 5445 DTC Parkway, Suite 520 Greenwood Village, Colorado 80111 (303) 770-7254 (303) 770-7257 (fax)	Charles B. Pearlman, Esq. Joel D. Mayersohn, Esq. Arnstein & Lehr, LLP 2424 N. Federal Highway, Suite 462 Boca Raton, Florida 33431 (561) 322-6900 (561) 322-6940 (fax)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $.001 Par Value(2)	2,990,000 shares	$8.00	$23,920,000	$2,815

Common Stock Underlying the Underwriter's Common Stock Purchase Warrants	260,000 shares	$9.60	$2,496,000	$294

Total			$26,416,000	$3,109*

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(2)
Includes the underwriter's over-allotment option of 390,000 shares.

*
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

2,600,000 Shares
of Common Stock

        This is an initial public offering of 2,600,000 shares of our common stock.

        No public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $6.00 and $8.00 per share. We have applied to list the common stock for quotation on the American Stock Exchange under the symbol "EDX."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before offering expenses	$	$

(1)
Does not reflect additional compensation to the underwriter in the form of a nonaccountable expense allowance of 2% of the total offering price (including the over-allotment option) and warrants to purchase up to 260,000 shares of common stock at an exercise price equal to 120% of the public offering price.

        We have also granted the underwriter a 45-day option to purchase up to an additional 390,000 shares of common stock from us to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriter expects to deliver the shares to purchasers on or about                        , 2006.

Noble International Investments, Inc.

                        , 2006

TABLE OF CONTENTS

Prospectus Summary
Summary Financial Information
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Capitalization
Dilution
Selected Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Management
Stock Ownership of Management and Principal Shareholders
Related Party Transactions
Description of Securities
Underwriting
Determination of Offering Price
Legal Matters
Experts
Additional Information

        You may rely only on the information contained in this prospectus. Neither we nor the underwriter have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        Until                        , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriter does not exercise its overallotment option and does not take into account the issuance of any common stock upon exercise of warrants or stock options.

Business Overview

        Since 2002, we have provided for-profit postsecondary educational and training courses for students throughout the United States and Canada interested in learning stock market and other financial instrument investing. We believe we are one of the largest stock market training companies in the U.S. We currently offer free preview training courses, basic three-day educational courses and eight advanced educational courses and training programs covering a broad array of financial investments including stock market investing, stock trading and stock futures strategies, options trading and asset protection strategies.

        Since 2002, over 350,000 students have registered for one of our stock and financial market education programs by arranging to attend a free introductory training program or a paid program. During this period, we have provided free introductory training to over 200,000 students and have enrolled over 58,000 students in one of our paid programs. For the nine months ended September 30, 2005, (1) approximately 125,000 students registered for one of our programs, an increase of approximately 24% over the same period in 2004, (2) approximately 60,000 students attended a free introductory training, an increase of 18% over the comparable period and (3) approximately 28,000 students enrolled in one of our paid programs, an increase of over 211% over the comparable period in 2004.

        Since our initial organization in 2002 as a division of Whitney Information Network, Inc., a Colorado corporation, which we refer to as WIN, we have experienced rapid growth. Revenue increased from $0.7 million for the year ended December 31, 2002 to $17.1 million in 2003, $38.9 million in 2004 and $41.6 million for the pro forma nine months ended September 30, 2005. We reported losses of $0.9 million for the year ended December 31, 2002, $8.5 million in 2003, $12.9 million in 2004 and $2.3 million for the pro forma nine months ended September 30, 2005.

Industry Overview

        Investment in the stock market and in mutual funds continues to increase. In 2004, equity fund inflows reached a record $194 billion according to amgdata.com. For the first quarter of 2005, inflows increased 14.6% to $54.2 billion, compared to $47.3 billion for the fourth quarter of 2004.

        There has also been growth of investments in alternate financial instruments such as options, single stock futures and indexes. According to the Chicago Board of Options Exchange, trading volume reached record levels in the first and second quarters of 2005.

Business Strategy

        Our strategy is to continue our growth in the financial education industry by:

  •
  Increasing our revenue through improved marketing techniques to attract new students and to resell to our existing students;

  •
  Developing or acquiring other stock education brands to realize marketing efficiencies and different customer segments;

  •
  Continuing the development of strategic alliances and partnerships for product marketing; and

  •
  Increasing the number and types of our course offerings and our channels of distribution to reflect students' current interests.

About Us

        From our organization in July 2002, through July 5, 2005, we operated as an unincorporated division of WIN. On July 5, 2005, we were incorporated as a wholly-owned subsidiary of WIN based upon WIN transferring our assets to us in exchange for the issuance to WIN of 5,200,000 shares of our common stock. We commenced actual operations on August 1, 2005. Since that date we have operated as a wholly-owned and controlled subsidiary of WIN, which is a NASDAQ Electronic Bulletin Board quoted company trading under the symbol "RUSS." WIN is based in Cape Coral, Florida, and is engaged in providing for-profit postsecondary real estate educational products and services. The products and services provided by WIN do not compete with our products and services. WIN's four independent directors presently vote all of our shares owned by WIN under a Voting Agreement executed in September 2005. Our headquarters are located at 1612 East Cape Coral Parkway, Cape Coral, Florida 33904, and our telephone number is (239) 542-0643. Our Internet address is www.edutrades.com. Information on our Web site does not constitute a part of this prospectus.

The Offering

Common stock outstanding prior to the offering	5,200,000 shares
Common stock offered	2,600,000 shares
Common stock to be outstanding after the offering	7,800,000 shares
Use of Proceeds
We intend to use proceeds of the offering to develop and expand our existing products and brands, to upgrade our technological platforms and tools in order to better service our students and for working capital.
Risk Factors	Please read "Risk Factors" for a discussion of factors you should consider before investing in our common stock.
Proposed American Stock Exchange symbol	EDX

        The above share information excludes up to 1,000,000 shares reserved for issuance upon exercise of options under our 2005 Equity Incentive Plan, of which 620,000 options are currently outstanding.

Summary Financial Information

        Historical financial data is comprised of (1) financial information for the years ended December 31, 2004, 2003 and 2002, and for the nine months ended September 30, 2005 and 2004 which reflects our operations assuming we were a separate entity those the "carve out" periods set forth below, and (2) historical financial data as of and for the period from July 5, 2005 (inception) when we commenced operations as a separate entity, to September 30, 2005 (pro forma). The carve out financial information reflects the results that were applicable to our business operations when we operated as the stock investment division of WIN.

        The following tables present selected historical financial data derived from our financial statements together with normal recurring adjustments necessary for a fair presentation of the results of the interim periods and as adjusted information which reflects the receipt of the net offering proceeds. This summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes to those statements appearing elsewhere in this prospectus.

        All financial information, except per share data, is expressed in thousands.

Statement of Operations Information:

		Carve Out Nine Months Ended September 30,
	Actual			Carve Out Years Ended December 31,
	Period from July 5, 2005 (inception) through September 30, 2005	2005 (Pro forma)
			2004	2004	2003	2002
		(Unaudited)
Revenue	$5,561	$41,563	$29,049	$38,859	$17,125	$739
Loss from operations	$(5,324)	$(2,255)	$(9,893)	$(12,888)	$(8,537)	$(878)
Net loss	$(5,324)	$(2,255)	$(9,893)	$(12,888)	$(8,537)	$(878)
Net loss per share	$(1.02)	$(0.43)	$(1.90)	$(2.48)	$(1.64)	$(0.17)
Shares outstanding:
Basic and diluted shares	5,200	5,200	5,200	5,200	5,200	5,200

Other Operating Data

		Carve Out Nine Months Ended September 30,
	Actual			Carve Out Years Ended December 31,
	Period from July 5, 2005 (inception) through September 30, 2005	2005 (Pro forma)
			2004	2004	2003	2002
		(Unaudited)
Net cash provided by (used in) operating activities	$3,076	$7,504	$(2,669)	$(3,990)	$(2,988)	$926
Adjusted EBITDA(1)	$4,641	$9,153	$(2,457)	$(5,152)	$(2,497)	$(4)

(1)
As used in the above unaudited operating data and further defined and reconciled on Page 13, Selected Financial Information—Statement of Operations Information, Other Operating Data, EBITDA means operating income (loss) before income taxes, plus interest expense, depreciation and amortization expense. We refer to "Adjusted EBITDA", a non generally accepted accounting principle ("GAAP") operating measure, to mean adjusted for the net change in deferred revenue less deferred seminar expenses. We present adjusted EBITDA to enhance the understanding of our operating results.

Balance Sheet Information:

	September 30, 2005	Pro forma September 30, 2005 as Adjusted(1)
Total assets	$11,849	$27,911
Total liabilities	$13,355	$13,355
Working capital(2)	$(5,409)	$10,653
Total shareholder equity	$(1,506)	$14,556
Net tangible book value per share	$(0.88)	$1.47
Shares outstanding (basic and diluted)	5,200	7,800

(1)
Gives effect to the sale of shares of common stock by us in this offering at an assumed initial offering price of $7.00 per share, the mid-point of the range on the front cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

(2)
Working capital, as adjusted, includes the net proceeds from the offering after deducting underwriting discounts and commissions and nonaccountable expenses of $1.6 million and our estimated offering expenses of $0.5 million. Actual working capital may vary as a result of changes in the costs of the offering.

Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business

If we do not successfully introduce new programs, products and services, our growth rate and revenue will be reduced.

        Our growth strategy is dependent on our ability to sell our training programs, products and services to new students, to open new markets and to develop or acquire and then introduce new educational programs, products and services. If we are unable to expand our markets and products, our growth rate and revenue will be reduced. Market conditions and the level of customer interest may be different for new programs, products and services, and there can be no assurance that we will be able to compete favorably with, and obtain market acceptance for, any such new programs, products or services.

Volatility in the securities markets may reduce interest in our programs.

        The level of public interest in investing, particularly in the securities and option markets as well as electronic trading, significantly influences the demand for our programs, products and services. The securities markets have experienced substantial volatility over the last few years. A decline in securities prices or other negative developments in the securities markets could cause a reduced demand for these programs, products and services.

Failure to comply with state laws regulating the marketing and sale of proprietary educational courses could significantly reduce the demand for our course offerings.

        Many states regulate the marketing and sale of proprietary educational courses, including the content of advertisements to attract students. Failure to comply with these regulations could result in legal action instituted by the states, including cease and desist and injunction actions. In the event we are subject to such legal action, student demand for our course offerings could be significantly reduced.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent financial fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would reduce our ability to obtain subsequent financing, if necessary, as well as reduce the trading price of our common stock.

        We are not currently subject to the internal control requirements as defined by Section 404 of the Sarbanes-Oxley Act of 2002. If we become subject to Section 404 and fail to develop a reliable financial reports or prevent financial fraud, our ability to obtain subsequent financing as well as our stock price would be reduced. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, our independent auditors have recently noted in a letter to management outlining material weaknesses in our internal controls regarding financial reporting and have offered suggestions regarding our internal controls and operations. According to the letter, we currently did not have a sufficient amount or type of staff in the financial, accounting and external reporting areas. In response to the letter, we hired additional accounting employees, added a new chief financial officer at WIN who is available to us under our Administrative Services Agreement with WIN and have committed to hire our own chief financial officer prior to the effective date of the prospectus. We also intend to hire an additional financial executive with a background in public reporting responsibilities, and we intend to add further to our finance, control and reporting staff in order to meet our public reporting responsibilities, but doing so may take longer than we expect. Areas for improvement in our accounting and financial reporting functions relate to reconciliation of our accounts; proper recordation of expenses and liabilities in the period to which they relate; proof of internal review and approval of accounting items; documentation of key accounting assumptions, estimates and/or conclusions; and documentation of accounting policies and procedures.

        As indicated above, we have taken steps to address these issues, but we may be hampered by our current level of staffing and our current accounting system. We cannot be certain that our efforts to improve our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls, could harm our operating results, cause us to fail to meet our reporting obligations, or cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock. If our internal controls are deemed to be ineffective, or if other unforeseen events occur, our external auditors could resign, leading to a delay in the preparation of our financial statements and an increase in our audit fees. If we were required to obtain new external auditors, those auditors could require a lengthy period to become familiar with our operations. The process of retaining new external auditors could also limit our access to the capital markets for an extended period of time.

We could be subject to conflicts of interest resulting from WIN's control of us, and we do not have any procedures in place to resolve such conflicts. The existence or appearance of such conflicts could reduce our income and reduce investor interest in us.

        After the offering, WIN will own 66.7% of our outstanding common stock and will be able to control our business. Additionally, WIN's chief operating officer serves as our chief executive officer, and WIN's four independent directors are also our four independent directors. These relationships could create, or appear to create, potential conflicts of interest when WIN's directors are faced with decisions that could have different implications for WIN and us. For instance, although we have written agreements with WIN covering the provision of administrative services to us and our provision of fulfillment of educational services to WIN's students, a change in the terms of those agreements could increase our costs, reducing any earnings and limiting our growth. The appearance of conflicts, even if such conflicts do not materialize, might also reduce investor interest in us. We do not have any formal procedure for resolving such conflicts of interest.

There are low barriers to entry in our industry which could increase our competition and reduce our revenue and any future profitability.

        The costs, management time and required capital involved in the for-profit training of non degreed students are relatively low. Many smaller companies currently offer similar courses and operate in the same market space as we and many other small companies may enter the market by virtue of these relatively low barriers to entry. Accordingly, our competition could significantly increase in the future, which in turn could reduce our revenue and any future profitability.

Risks Related to Our Securities and the Offering

Public investors will suffer immediate and substantial dilution as a result of the offering.

        The initial public offering price per share of our common stock is significantly higher than our net tangible book value per share after completion of the offering and as compared to the $0.73 per share WIN paid for its shares of our common stock. Accordingly, if you purchase our common stock in the offering, you will suffer an immediate and substantial dilution of your investment. Based upon the issuance and sale of 2,600,000 shares at an assumed initial offering price of $7.00 per share, the mid-point of the range set forth on the cover page of this prospectus, you will incur immediate dilution of approximately $5.53 per share, or 79.0% reduction in the net tangible book value per share of common stock purchased in the offering compared to the offering price.

Concentration of our ownership by WIN may dissuade new investors from purchasing our common stock which could result in a lower trading price for our common stock than if our ownership was less concentrated.

        Upon completion of the offering, WIN will beneficially own 66.7% of our outstanding common stock. As a result, it will control, through the vote of its independent directors, all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other shareholders with interests different from those of WIN. For example, WIN could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders.

There is no public market for our common stock, and therefore you cannot be certain that a trading market will be established or that our common stock will trade above the offering price.

        There is no public trading market for our common stock. An active trading market may not develop in our common stock or continue upon completion of the offering. If a market develops, the market price of our common stock may decline below the initial public offering price.

        The market price of our common stock might be highly volatile. Also, changes in our business, announcements of our results of operations, our failure to meet analyst's expectations, our financial condition, our industry, the economy, stock markets in general and trading in our stock in particular could cause the market price of our shares to fluctuate substantially.

We may not be able to obtain or maintain our listing on the American Stock Exchange, which could limit the ability of purchasers in this offering to resell their common stock in the secondary market.

        Although we have applied to list our common stock on the American Stock Exchange, we might not meet the criteria for initial or continued listing. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, trading of our common stock could be conducted in the NASDAQ Electronic Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations for them. If our common stock was delisted from the American Stock Exchange, it will become subject to the SEC's "penny stock rules," which imposes sales practice requirements on broker-dealers that sell such common stock to persons other than established customers and "accredited investors." Application of this rule could adversely affect the ability or willingness of broker-dealers to sell our common stock and may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

The market price of our common stock may be depressed by the sale of common stock held by WIN or shares of our common stock reserved for future issuance upon the exercise of options.

        Future sales of substantial amounts of common stock in the public market or the perception that such sales could occur could reduce the market price of the common stock. Upon completion of this offering, there will be 7,800,000 shares of common stock outstanding and an additional 1,000,000 shares of common stock reserved for issuance upon exercise of options under our 2005 Equity Incentive Plan. Following one year from the closing of this offering, or earlier upon the consent of the underwriter, all 5,200,000 of our outstanding shares of common stock owned by WIN and any shares issuable upon exercise of vested options may be publicly sold, subject to the volume restrictions of Rule 144 under the Securities Act of 1933 and subject to the underwriter's 12 month lockup of such shares. Such future sales may depress our common stock price.

Provisions of our articles of incorporation, bylaws and corporate law have potential anti-takeover effects which could limit our shareholders' rights, delay or prevent a change in control of our company and depress the price of our common stock.

        Some provisions in our articles of incorporation and bylaws could delay or prevent a change in control of our company, even if that change might be beneficial to our shareholders. Our articles of incorporation and bylaws contain provisions that might make acquiring control of us difficult, including provisions limiting rights to call special meetings of shareholders and regulating the ability of our shareholders to nominate directors for election at annual meetings of our shareholders. In addition, our board of directors has the authority, without further approval of our shareholders, to issue preferred shares having such rights, preferences and privileges as the board of directors may determine. Any such issuance of preferred shares could, under some circumstances, have the effect of delaying or preventing a change in control and might adversely affect the rights of holders of common shares.

        In addition, we are subject to Nevada statutes regulating business combinations, takeovers and control share acquisitions, which might also hinder or delay a change in control of our company. Anti-takeover provisions in our articles of incorporation and bylaws, anti-takeover provisions that could be included in any preferred shares issued and the Nevada statutes regulating business combinations, takeovers and control share acquisitions can depress the market price of our common stock and can limit our shareholders' ability to receive a premium on their shares by discouraging takeovers and tender offer bids, even if such events could be viewed as beneficial by our shareholders.

Our determination of the public offering price of the common stock is arbitrary.

        The public offering price for our common stock has been determined by negotiation between us and the underwriter and does not necessarily bear any direct relationship to our assets, results of operations, financial condition, book value or any other recognized criterion of value and, therefore, might not be indicative of prices that will prevail in the trading market.

Special Note Regarding Forward-Looking Statements

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "could," "target," "potential," "is likely," "will," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" and elsewhere in this prospectus. In addition, our past results of operations do not necessarily indicate our future results.

        Moreover, our industry is very competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of Proceeds

        We estimate that our net proceeds from the offering after deducting underwriting discounts and commissions and nonaccountable expense allowance of $1.6 million and our estimated offering expenses of $0.5 million will be approximately $16.1 million, based on an assumed initial offering price of $7.00 per share, the mid-point of the range set forth on the cover page of this prospectus. We intend to apply the net proceeds of the offering over an 18-month period as follows (in thousands):

Purpose	Amount	Percentage of Proceeds
Development and expansion of our existing products and brands(1)	$9,500	59.1%
Upgrading our technological platforms and training facilities(2)	3,000	18.7%
Working capital	3,562	22.2%

Total use of proceeds	$16,062	100.0%

(1)
Funds necessary for the preparation of books, manuals, digital video disks (DVDs) and compact disks (CDs) for our courses of study and the development of printed and electronic marketing materials including television infomercials.

(2)
Funds necessary for the development and acquisition of data feeds and software programs for the electronic delivery and augmentation of our courses of study and for the build-out of new regional training facilities.

        The underwriter's overallotment option provides for the issuance of 390,000 additional shares for additional net proceeds of $2.5 million, assuming the $7.00 per share offering price. Any proceeds obtained upon exercise of the overallotment option will be added to working capital. Future events may require us to reallocate the offering proceeds although we have no present intention of doing so. Pending the application of proceeds we will invest the funds in certificates of deposit and other insured instruments.

        In addition, the net proceeds above do not assume exercise of warrants issuable to the underwriter. The underwriter will receive warrants to purchase up to 260,000 shares of common stock at an exercise price equal to 120% of the public offering price.

Capitalization

        The following table sets forth our capitalization, and as adjusted capitalization reflecting application of the proceeds of the offering, as of September 30, 2005.

	September 30, 2005
	Actual	As Adjusted(1)
	(in thousands)
Cash, cash equivalents and restricted cash	$3,213	$19,275

Shareholder equity (deficit):
Common stock—$0.001 par value; 50,000,000 shares authorized, 5,200,000 and 7,800,000 shares issued and outstanding	$5	$8
Preferred stock—$0.001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Contributed capital	3,813	3,813
Additional paid-in capital	—	16,059
Accumulated deficit	(5,324)	(5,324)

Total shareholder equity (deficit)	$(1,506)	$14,556

Total capitalization	$(1,506)	$14,556

(1)
Based on an assumed initial offering price of $7.00 per share, the mid-point of the range set forth on the cover page of this prospectus, and assumes receipt of net proceeds in the amount of $16.1 million and application of the net proceeds in accordance with the "Use of Proceeds" discussion, above.

Dilution

        Our negative net tangible book value as of September 30, 2005 was $(4.6) million, or $(0.88) per share of common stock. Our net tangible book value per share represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding at such date. The dilution in net tangible book value per share represents the difference between the assumed initial offering price of $7.00 per share, the mid-point of the range set forth on the cover page of this prospectus, paid by investors in the offering and the net tangible book value per share of our common stock immediately following the offering.

        After giving effect to the sale of the common stock and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 30, 2005 would have been $11.5 million, or $1.47 per share of common stock. This amount represents an immediate increase in net tangible book value of $2.35 per share to WIN, our sole existing shareholder, and an immediate dilution in net tangible book value of $5.53 per share to new investors purchasing shares in the offering.

        The following table illustrates the dilution in net tangible book value per share to new investors.

Public offering price per share		$7.00
Negative net tangible book value as of September 30, 2005	$(0.88)
Increase per share resulting from the offering	$2.35
Pro forma net tangible book value after the offering		$1.47
Dilution per share to new investors in the offering		$5.53
Dilution as a percentage of the offering price		79.0%

        The following table summarizes on an as adjusted pro forma basis as of September 30, 2005, the number of shares of common stock to be purchased from us, the total consideration paid to us, and the price per share paid by WIN and new investors purchasing shares of common stock in the offering, before deducting underwriting discounts and commissions and estimated offering expenses (in thousands):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
WIN	5,200	66.7%	$3,818	17.3%	$.73
New investors	2,600	33.3%	18,200	82.7%	$7.00

Total	7,800	100.0%	$22,332	100.0%

Selected Financial Information

        Historical financial data is comprised of (1) financial information for the years ended December 31, 2004, 2003 and 2002, and for the nine months ended September 30, 2005 (pro forma) and 2004 (pro forma) which reflects our operations assuming we were a separate entity during those periods, and (2) historical financial data as of and for the period from July 5, 2005 (inception) when we commenced operations as a separate entity to September 30, 2005.

        The following tables present selected historical financial data derived from our financial statements together with normal recurring adjustments necessary for a fair presentation of the results of the current periods and as adjusted information which reflect the receipt of the net offering proceeds. This selected financial information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes to those statements appearing elsewhere in this prospectus.

Statement of Operations Information:

        In thousands, except per share data.

		Carve Out Nine Months Ended September 30,
	Actual			Carve Out Years Ended December 31,
	Period from July 5, 2005 (inception) through September 30, 2005	2005 (Pro forma)
			2004	2004	2003	2002
		(Unaudited)
Revenue	$5,561	$41,563	$29,049	$38,859	$17,125	$739
Loss from operations	$(5,324)	$(2,255)	$(9,893)	$(12,888)	$(8,537)	$(878)
Net loss	$(5,324)	$(2,255)	$(9,893)	$(12,888)	$(8,537)	$(878)
Net loss per share	$(1.02)	$(0.43)	$(1.90)	$(2.48)	$(1.64)	$(0.17)
Basic and diluted shares outstanding	5,200	5,200	5,200	5,200	5,200	5,200

Other Operating Data:

        As used in the following unaudited operating data and our reconciliation, EBITDA means operating loss before income taxes plus interest expense, depreciation and amortization expense. We refer to "Adjusted EBITDA" to mean EBITDA adjusted for the net change in deferred revenue less deferred seminar expenses. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a financial performance measurement under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure we use to evaluate our operations and compare our operating results to the operating results of other businesses in our industry. In addition, we provide our adjusted EBITDA because we believe that investors and securities analysts will find Adjusted EBITDA to be a useful measure for evaluating our cash flows, for comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA should not be considered as an alternative to net loss, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance from other companies.

        Adjusted EBITDA is calculated as follows—Loss from operations, interest expense, income taxes depreciation and amortization, net change in deferred revenue and net change in deferred seminar costs.

		Carve Out Nine Months Ended September 30,
	Actual			Carve Out Years Ended December 31,
	Period from July 5, 2005 (inception) through September 30, 2005	2005 (Pro Forma)
			2004	2004	2003	2002
		(Unaudited)
Loss from operations	$(5,324)	$(2,255)	$(9,893)	$(12,888)	$(8,537)	$(878)
Interest expense	—	—	—	—	—	—
Income taxes	—	—	—	—	—	—
Depreciation and amortization	117	416	320	406	162	153
Net change in deferred revenue	10,949	13,920	6,662	8,238	6,706	793
Net change in deferred seminar costs	(1,101)	(2,928)	454	(908)	(828)	(72)

Adjusted EBITDA	$4,641	$9,153	$(2,457)	$(5,152)	$(2,497)	$(4)

Balance Sheet Information:

        In thousands, except per share data.

	September 30, 2005	Pro forma September 30, 2005 as Adjusted(1)
Total assets	$11,849	$27,911
Total liabilities	$13,355	$13,355
Working capital(2)	$(5,409)	$10,653
Total shareholder equity	$(1,506)	$14,556
Net tangible book value per share	$(0.88)	$1.47
Shares outstanding (basic and diluted)	5,200	7,800

(1)
Gives effect to the sale of shares of common stock by us in this offering at an assumed initial offering price of $7.00 per share, the mid-point of the range on the front cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

(2)
Working capital, as adjusted, includes the net proceeds from the offering after deducting underwriting discounts and commissions and nonaccountable expenses of $1.6 million and our estimated offering expenses of $0.5 million. Actual working capital may vary as a result of changes in the costs of the offering.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        You should read the following discussion in conjunction with our financial statements and the notes thereto and other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

Executive Overview

        EduTrades, Inc. is primarily engaged in the business of providing financial education through training courses. Our revenues are obtained by:

  •
  Sales at introductory seminars, advanced courses and workshops

  •
  Telemarketing of products and services

        We obtain the majority of our students through introductory programs. These introductory workshops are established in various metropolitan areas and prior to the actual workshop, we expend a significant amount of money in the form of advertising with various media including newspaper advertisements, television commercials and infomercials. Roughly 65% to 70% of our costs on an annual basis relate to these forms of media advertisement. Once the introductory workshops are held, approximately 30% to 50%, depending on the brand, of those people attending those workshops purchase one or more of our courses. At sign up for advanced courses, they pay the tuition for the particular course or program and may attend that course or program at any time during the next 12 months. Significant issues related to our business revolve around the fact that the bulk of our expenses are incurred in putting on introductory seminars in the form of media, travel, facilities and instructor fees for the introductory seminars. These costs are expensed when incurred. Revenue then received as a result of these introductory programs is deferred until it is earned, when the student attends the three-day training or the contract term expires. Thus, reporting under generally accepted accounting principles creates significant timing differences with respect to revenues and expenses issue, both in the form of cash flows and in the form of our statement of operations in that we recognize the bulk of our expenses before we receive revenue in the form of fees and tuition from attendees at introductory courses. In addition, we recognize all expenses associated with introductory courses at the time they occur and any money that is collected as a result of those seminars is deferred until the student actually takes the course or receives the products ordered. As a result of these factors, our cash flows are significantly different than our reported results of operations.

        We can continue to have significant increases in cash flows that are reflected in deferred revenue, and yet show very little revenue in our statement of operations because the students have yet to take the courses that they have paid for. The overall expenses associated with delivering the advanced courses are significantly lower than the expenses surrounding the introductory courses. We hire speakers, instructors, trainers and mentors on an independent contractor basis. These individuals are compensated on a fixed fee for this service or on a commission basis.

Critical Accounting Policies

        Deferred Revenue

        When we receive cash related to tuition for course enrollment, we do not recognize it as revenue until the student takes the course or the contract term expires. Costs associated with the delivery of these materials are deferred until the course is taken. If, for some reason, our students fail to take our courses on a timely basis, the result would have an adverse effect on income, even though we are continuing to collect money for future courses, we would not be able to recognize this income until the course was delivered or the contract term expires. In the education business, it is customary to record substantially all costs giving rise to future revenue as period costs, such as advertising expenses, introductory seminar and workshop costs, and to record all monies received as a result of these courses as deferred revenue until the courses associated with the revenue are held.

  Impairment of Long Lived Assets

        We review our long lived assets such as property and equipment, customer lists and trademarks and goodwill periodically to determine whether or not there has been an impairment to these assets. Methods for determining impairments include analysis of the carrying amount compared to the present value of future cash flows and other methods of impairment testing as detailed in Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

  Advertising Expense and Prepaid Advertising

        Advertising costs are expensed as incurred. Advertising paid for in advance is recorded as pre-paid until such time as the advertisement is published or aired.

        See the notes to financial statements for a detailed discussion of our critical accounting policies.

Historical Operations

        Operations began on July 15, 2002 with the acquisition of Teach Me to Trade®. Sales began in the fourth quarter of 2002.

        We are presenting our financial information for both the historical and the "carve out" periods. The "carve out" financial statements represent results of the stock investment training division of WIN which have been "carved out" from WIN's results. These statements reflect the assets, liabilities, revenue and expenses, changes in shareholder equity (deficit) and cash flows that were applicable to the business operations of the stock investment training division of WIN before these operations were transferred to us.

        Historically, the amount of courses sold is directly related to the amount of advertising and direct selling expenses incurred. The revenue from tuition charged for training courses may be deferred as much as one year after the advertising and selling expenses are spent. Our statement of operations will show increased losses, or reduced net income, in periods in which sales of courses are growing at a rate faster than the delivery of courses.

        From a balance sheet perspective, the liability, which we designate as "deferred revenue," will increase when the amount of program sales exceeds the amount of programs attended or delivered. When there are more training courses completed, as compared to the amount of new program sales, our deferred revenue will decrease and therefore increase our income. Furthermore, since we receive cash in advance of providing the training, we need to retain sufficient cash to pay final training costs.

        Our statement of operations may not reflect the results of our sales effort in a particular period. In fact, as much as 50% of our tuition collected for advanced training may not be reported until the subsequent year. As stated above, funds received for courses are deferred until the earlier of twelve months from the date of the contract or when the courses are delivered.

        The following chart shows the total sales transaction value, the net change in deferred revenue and the revenue for financial reporting purposes for the years ended December 31, 2004, 2003 and 2002 and for the nine months ended September 30, 2005 (pro forma) and 2004. We believe this information is important to investors so they may be able to properly assess our sales effort and obtain an understanding of what future revenue may be.

All information in thousands.

	Carve out
	For the Nine Months Ended September 30,
			For the Years Ended December 31,
	2005 (Pro forma)
		2004	2004	2003	2002
Cash received from course and product sales	$63,979	$35,711	$47,097	$23,831	$1,532
Net increase in deferred revenue	(22,416)	(6,662)	(8,238)	(6,706)	(793)

Revenue for financial reporting purposes	$41,563	$29,049	$38,859	$17,125	$739

Revenue and Expenses

        We are engaged primarily in the business of providing financial education through training courses, which we also refer to as "programs" as well as the sale of educational materials. We record the proceeds from the sale of training programs as deferred revenue when it is received. The revenue is earned when the student attends the training program or at the expiration of our obligation to provide training, whichever comes first. Students pay for the courses in advance, the fees are generally non-refundable, and the students are allowed one year to complete their program. A student of an advanced training course may request and receive a refund before the start of the second day of training. A student may also receive a refund within three days of purchase by exercising a right of rescission. In such cases, the corresponding amount of deferred revenue is relieved with no impact on the consolidated statement of operations.

        Certain speaker fees and commission payments are deferred until the the instructor services are provided as courses are held. Advertising costs, training room rentals and direct selling expenses are expensed as incurred. Advertising paid in advance is recorded as prepaid until such time as the advertisement is run or aired.

Revenue

        Total revenue for the years ended December 31, 2004, 2003 and 2002, represent increases of $21.7 million and $16.4 million, respectively. Increases over the prior periods were 127% and 2,217% respectively. The increase in sales was caused by several factors. There was significant growth in the Teach Me To Trade® brands as revenue rose 110% from $15.2 million in 2003 to $32.0 million in 2004. We also increased the number of field crews that were holding seminars from two to three and we held seminars in at least 50% more cities. The Star Trader™ brand began training programs in November 2003 and did not show significant revenue in 2003, but had revenue of $4.6 million in 2004. In addition to growth in the training segments, our telemarketing and other sales, which represent approximately 5% of revenues in 2004, increased proportionately, from $0.2 million in 2002 to $2.3 million in 2003 to $1.9 million in 2004. The increase in revenue was caused by the increase in our sales volume, courses held and course attendance. In November 2004, we raised the price of our courses an average of 7.5%, while not raising the price of materials. It was the first price increase in our courses in over two years. However, nearly all of the increase in revenue is attributable to the increased number of students attending our programs and not the price increase.

        We expect the same trends to continue. Revenue is expected to grow domestically with the expansion of the Star Trader™ brand and with the expansion of the number of events under the Teach Me To Trade® brand.

        Our telemarketing business is responsible for approximately 16% of total revenue for 2004. We telemarket our products and services to four groups of people, those who:

  •
  Registered to attend one of our free preview trainings, but did not attend;

  •
  Attended one of our training events, purchased another of our trainings, and have completed the trainings within the last six months;

  •
  Attended one of our free preview trainings and who chose not to purchase any trainings or products; or,

  •
  Contact us through the Internet and express an interest in being contacted.

        Our telemarketing units sells the same products and trainings as our live events, and also sells personal coaching, which is not offered at our live trainings. The revenue recognition policy of the items sold is the same as the revenue recognition policy of the items sold at our other events. Revenue is not recognized until the trainings or coaching is delivered, live or electronically.

        We enter into strategic alliances with promoters that market products and services other than ours to potential students in large and small venues. These alliances allow us an agreed upon amount of time at the programs to attract students for our initial three-day basic training. Our alliances are with unrelated third parties and create students for us with no requirement for us to expend funds on initial advertising or marketing. Our strategic alliance partners receive from us a portion of our advanced course tuition in exchange for providing us students. The amount of compensation these alliance partners receive varies depending on the quality of the student, the negotiated amounts with the partner, the costs associated with enrollment and the cost of delivery.

        Historically, the amount of courses sold is directly related to the amount of advertising and direct selling expenses incurred. The revenue from tuition charged for training courses may be deferred as much as one year after the advertising and selling expenses are incurred. Our statement of operations will show increased losses, or reduced net income, in periods in which sales of the courses are growing at a rate faster than the delivery of the courses.

        From a balance sheet perspective, the liability, which we designate as "deferred revenue," will increase when the amount of program sales exceeds the amount of programs attended or delivered. When there are more training courses completed, as compared to the amount of new program sales, our deferred revenue will decrease and therefore increase our income. Furthermore, since we receive cash in advance of providing the training, we need to retain sufficient cash to pay final training costs.

Results of Operations

Year ended December 31, 2004 compared to December 31, 2003 and compared to December 31, 2002

Carve out Operations

Revenue

        Total revenue for the years ended December 31, 2004, December 31, 2003, December 31, 2002, was $38.9 million, $17.1 million and $0.7 million, respectively, representing increases of $21.7 million and $16.4 million, respectively. Increases over the prior periods were 127% and 2,217%, respectively. The increase in sales was caused by several factors. There was significant growth in the Teach Me To Trade® brand. The Star Trader™ brand began training programs in November 2003 and did not show significant revenue in 2003, but had revenue of $4.6 million in 2004. In addition to growth in the advance training portion of our business, our telemarketing and other sales, which represented approximately 5% of our revenue in 2004, increased proportionately. Increases in revenue have been caused by increases in our sales volume, courses held and courses attended. In November 2004 we raised the price of our advanced courses an average of 7.5%, while not raising the price of educational materials. It was the first price increase in our courses in over two years. Consequently, a portion of the increase in revenue is attributable to price increases. However, revenue increased over the previous year due to lowering the price of our three-day basic training which resulted in enrolling more students through these initial training courses. Increasing students taking the basic courses also increased our enrollment in the advanced courses. Moreover, the increased effectiveness of our television marketing increased the number of students attending our preview courses for the same marketing budget.

        We believe these trends will continue. We also believe that our revenue will continue to grow domestically with the expansion of the Star Trader™ brand, and with the expansion of programs under the Teach Me To Trade® brand. We will continue to add additional training teams and are currently developing private label brands to be used with our alliance partners. Teach Me To Trade® revenue was $32.0 million in 2004. This represents an increase from $15.2 million and $0.6 million as compared to 2003 and 2002. The reason for the increase in Teach Me To Trade® brand revenue is an increase in marketing efficiency, higher and more consistent sales performance, and the maturing and expansion of the brand. Star Trader™ revenue was approximately $4.6 million in 2004. Revenue was insignificant in 2003, the year we acquired the Star Trader™ brand.

        Our telemarketing unit sells the same products and trainings as our live events, and also sells personal coaching, which is not offered at our live trainings. The revenue recognition policy of the items sold is the same as the revenue recognition policy of the items sold at our other events. Revenue is not recognized until the trainings or coaching is delivered, or until the contract period expires. We seek to increase the percentage of revenue realized from course attendance by offering these alternative means of delivery:

  •
  Live advanced training courses, in multiple locations across the country, for easier access by students;

  •
  Live Web casts in the evenings, which do not interfere with students' day jobs;

  •
  On-demand broadcasts on the Internet;

  •
  DVD's shipped to the student's home on request or by contract.

        We generated approximately $3.1 million in revenue from contract expirations in 2004, which represents 8.0% of revenue associated with courses. This was a change from approximately 9.0% from contract expirations in 2003 and nil in 2002. As a result of our ability to deliver our courses electronically, we anticipate no significant contract expirations in 2006.

Direct Course Expenses

        Direct course expenses, which consist of speakers' fees, facilities costs and field representatives' salaries and travel expenses, increased proportionately in comparison with the increase in sales for the carve out years ended December 31, 2004, 2003 and 2002, and amounted to $24.0 million, $9.4 million, and $0.3 million, respectively, representing increases of 156% and 2,814%, respectively. Direct course expenses as a percent of revenue were 61.9% for 2004 versus 54.8% for 2003 and approximately 43.6% for 2002. Direct course expenses are primarily driven by the number of courses held. The increases in expenses resulted in the overall increase in courses held during the periods. The only expense that is deferred is the speaker commissions that are paid and recognized at the time the courses are delivered. Included in the consolidated statements of operations for direct course expenses is the expense related to the speaker commissions. Speaker commissions are approximately 10-12% of the revenue amount generated. We do not expect this ratio to significantly change, although some areas will see increased expense and some will see reductions. Economies of scale are anticipated in the direct course expenses as alternative delivery methods are being developed and implemented. These improvements will, however, be offset by an increase in the cost of delivering a higher ratio of courses to students. Our speakers, instructors, trainers and mentors are all independent contractors and are compensated on either a fixed fee for services or a commission basis.

Advertising and Sales Expenses

        Advertising and sales expense, of which advertising represents approximately 85% of the expense for the carve out years ended December 31, 2004, 2003 and 2002, were $16.2 million, $9.0 million and $0.4 million, respectively, with increases of $7.2 million (or 80.0%) and $8.6 million (or 2.454%) respectively. The addition of more brands, the continued expansion of the brands, and the expansion in the number of selling teams for each brand were reflected in this increase. Advertising and sales expense is primarily driven by the number of free previews held as this is where the initial investment is made. Under the current methods of accounting used, all of the advertising expenses and most sales expenses, with the exception of fees and commissions associated with speakers, are attributable to the free preview trainings and recognized as expense when incurred and are not deferred until the related deferred revenue is earned. The growth of the advertising and sales expense over the comparable carve out periods of 2003 and 2002 is primarily due to the increase in free preview trainings held. We expect that this trend will continue and that sales expenses will continue to increase as we increase our course offerings.

General and Administrative Expenses

        General and administrative expenses increased to $11.5 million for the carve out year ended December 31, 2004 compared to $7.3 million and $0.9 million for the carve out years ended December 31, 2003 and December 31, 2002, respectively, representing increases of $4.2 million (or 58.0%) and $6.3 million (or 673%), respectively. This increase was due primarily to increased personnel hired to handle the increase in our volume of business. Payroll and payroll benefits account for approximately 89% of general and administrative expenses. This makes general and administrative expenses highly variable, thus controllable as our number of students grows or contracts. General and administrative expenses as a percentage of revenue were 29.6% for the year ended December 31, 2004. General and administrative expenses decreased by 13.0 percentage points in 2003 and 98.0 percentage points over 2002, respectively. We do not believe that this trend will continue, as expenses are stabilizing as a percentage of revenue as growth continues. Significant increases in the following administrative areas are planned to take place during 2006:

  •
  Recruiting more professional managers with prior experience operating growth companies of our size;

  •
  Improving and upgrading the content of our course offerings, and our student services department;

  •
  Improving and upgrading our technology platforms that deliver live data feeds and those that provide course content on Web casts;

  •
  Increasing corporate training and overall infrastructure costs for our trainers, managers, and employees; and

  •
  Adding more administrative offices as we expand into new markets.

Net Loss

        Net losses for the carve out years ended December 31, 2004, 2003 and 2002, were $12.9 million, $8.5 million and $0.9 million, respectively, with increases in net losses of $4.4 million (or 51.0%) and $7.7 million (or 872%), respectively. On a per share basis, for the year ended December 31, 2004, the loss amounted to $(2.48) per share as compared to $(1.64) per share for 2003 and $(0.17) per share for 2002. The increases in net loss are directly attributable to increased expenses in all categories in 2004 over the prior periods, and to the fact that new sales of advanced training courses continue to outpace the rate at which courses are offered and delivered to students. This is reflected in the fact that deferred revenue increased by $8.2 million in 2004, as compared to an increase of $6.7 million in 2003.

We expect this trend will continue. As long as our sales reflect high growth rates, we must also expand our course offerings to keep pace with that growth. This is a critical performance indicator for us. So long as course delivery can keep pace with sales, then reported net income is more closely related to cash provided from operations. In the event that sales of courses continue to outpace the delivery of those courses, then we may continue to show losses, or lower net profits.

Nine Months Ended September 30, 2005 (pro forma) compared to September 30, 2004

Revenue

        Total revenue for the nine months ended September 30, 2005 was $41.6 million, an increase of $12.5 million or 43.1% compared to the same period in 2004. The increase in sales was caused by several factors. First, there was significant growth in all segments of the business as reduced prices for the three day trainings in late 2004 had a significant affect on class size and attendance. Much of the increase in sales as a result of higher student counts was treated as deferred revenue at September 30, 2005. Deferred revenue increased by $11.5 million to $27.2 million at September 30, 2005 as the course deliveries were unable to grow as fast as sales. In addition to growth in the sales of advanced training, our telemarketing sales increased proportionately.

        Second, our students' contract requirements were shortened to insure that the student took the required course of study on a timely basis. Consequently, our responsibility to deliver the first of a series of courses expired in 60 days and every 60 days thereafter, with additional training in periods no longer than a year. In prior periods, the student had a year to complete the course of study with the first class to be taken in 90 days. This resulted in an increase in revenue realized from deliveries and alternative deliveries. In late 2004, we began delivering our advance courses not only through live courses, but by live Web casts and on-demand Web casts. Although this constituted a small portion of deliveries in 2005 (approximately 10%), we expect that the percentage of alternative deliveries to increase in future periods. And as a result, we were able to significantly increase the number of students completing our training courses over the prior year.

        In November 2004, we raised the price of our advanced courses an average of 7.5%, while not raising the price of educational materials. Also, we lowered the cost of our basic three-day training program, which attracted more students which in turn increased the number of students electing to take advanced training courses. Consequently, nearly all of the increase in revenue is attributable to volume increases relating to the increase of students in the three-day basic training.

        We believe these trends will continue. We also believe that our revenue will continue to grow domestically with the introduction of the Star Trader™ brand into normal operations, and with the expansion of the number of events with the Teach Me To Trade® brand.

Direct Course Expenses

        Direct course expenses, which consist of instructors' fees, facilities costs and field representatives' salaries and travel expenses, increased proportionately in comparison with the increase in revenue for the nine months ending September 30, 2005, to $22.6 million, an increase of $5.6 million, or 32.9%, compared to $17.0 million in the same period of 2004. Direct course expenses as a percent of revenue were 54.3% for the nine month ending September 30, 2005 versus 58.4% for the same period in 2004. Direct course expenses are primarily driven by the number of courses that are held. The overall increase in courses held drives these expenses. The only expense that is deferred and matched to the amount of revenue that is deferred is the speaker commissions that are paid for the sales that are generated. Included in the consolidated statement of operations for direct course expenses is the expense related to the commissions that are paid on deferred revenue that is earned. Speaker commissions are approximately 10% to 12% of the revenue amount generated. We do not expect this ratio to significantly change, although some areas will see increased expense and some will see reductions. Economies of scale are anticipated in the direct course expenses as alternative delivery methods are being developed and implemented. Also, we believe that significant reductions in the cost of instructor fees and facility costs can be obtained in 2005 and beyond. These improvements will, however, be offset by an increase in the cost of delivering a higher ratio of courses to students. The amount of course revenue generated from contract expirations is a significant issue and we intend to increase the percentage of revenue realized from course attendance over the revenue realized from contract expirations.

        Our free preview trainers and instructors at our three day basic training are compensated on a commission basis, computed on the amount of tuition collected at the events. Our advanced trainers and mentors are compensated on a flat fee basis for each event. All of our trainers, instructors and mentors are independent contractors.

Advertising and Sales Expenses

        Advertising and sales expense, of which advertising represents approximately 37.7% of the expenses, for the nine months ended September 30, 2005 were $15.7 million, an increase of $2.7 million or 20.7% compared to $13.0 million in the same period in 2004. Our volume increased by virtue of expanding the markets for the financial education division brands. The increase in efficiency in television marketing was primarily responsible for the decrease in expense. Advertising and sales expense is primarily driven by the number of free previews held as this is where the initial investment is made. Under generally accepted accounting principles, all of the advertising expenses, with the exception of fees and commissions associated with speakers and most sales expenses are attributable to the free preview trainings and are not deferred until the related deferred revenue is earned. While growth of the advertising and sales expense over the comparable period in 2004 amounted to $2.7 million, as a percentage of revenue, advertising and sales expense declined by 7.0 percentage points. The increase was primarily due to the increase in the number of free preview trainings. We expect that this trend will continue and that advertising and sales expenses will continue to increase as we increase our course offerings.

General and Administrative Expenses.

        General and administrative expenses decreased to $5.6 million for the nine months ended September 30, 2005, a decrease of $3.4 million or 37.9% compared to $9.0 million for the same period in 2004. This decrease was due primarily to the reduction in personnel hired to handle our volume of business in the nine months ending September 30, 2005. Payroll and payroll benefits accounted for approximately 80.0% of general and administrative expenses. This makes general and administrative expenses controllable as our volume grows or contracts. General and administrative expenses as a percentage of revenue have decreased by 17.5%, to 13.4%, over the comparable period and we believe that this trend may continue, although at a much more moderate rate.

Net Loss

        Net loss for the nine months ended September 30, 2005 (pro forma) was $2.3 million as compared with net loss of $9.9 million for the nine months ended September 30, 2004, a decrease of 77.2% or a loss of $0.43 per share as compared to a net loss of $1.90 per share for the prior period. The decrease is directly attributable to increased revenue coupled with reduced expenses in advertising and general and administrative expenses in the first nine months of 2005 over the comparable prior period, and due to the fact that new sales of advanced training courses continue to outpace the rate at which courses are offered and delivered to students as reflected in the change in deferred revenue from $6.7 million for the nine months ended September 30, 2004 to $22.4 million for the nine months ended September 30, 2005. Course deliveries did not grow as fast as sales. In addition to growth in training, our telemarketing sales increased proportionately. As discussed in the revenue and expense recognition policies, we expect this trend to continue.

        As long as our sales show high growth rates we will expand our course offerings to keep pace with that growth. This is a critical performance indicator for us as we believe that as long as course delivery can keep pace with sales, then we can report net income more closely related to cash provided from operations. In the event that sales of courses continue to outpace the delivery of those courses, then we may continue to show losses, or lower net profits.

Liquidity and Capital Resources

        At September 30, 2005, our cash, cash equivalents and restricted cash amounted to $3.2 million. At September 30, 2004, cash balances were nil, as all cash expenditures and revenues were received and disbursed by WIN. Cash expended by WIN in excess of receipts is shown as contributed capital on our balance sheet.

        Cash provided by operating activities was $7.5 million for the nine months ended September 30, 2005 as compared with $2.7 million for the nine months ending September 30, 2004. The increase in cash provided by operations was a result of the increased levels of courses sold in 2005 as compared to 2004. A portion of the cash was used to fund the expansion of our brands. In the future we expect the amount of cash generated as a percentage of revenue to increase. We expect to continue using cash from operating activities to expand operations.

        Our cash used in investing activities was $0.5 million for the nine month period ended September 30, 2005 as compared with $0.6 million for the nine months ended September 30, 2004. Our acquisition of the Star Trader™ brand in 2003 was accomplished with a large percentage of the acquisition price being paid in stock and $0.6 million paid in cash of which $0.5 million was allocated to identifiable intangible assets. In 2003 we acquired for cash the Teach Me To Trade® brand.

        From time to time we evaluate potential acquisitions of business products or technologies that complement our business. To the extent that resources are insufficient to fund future activities, we may need to raise additional funds. However, there can be no assurance that additional funding, if needed, will be available. If adequate funds are not available on acceptable terms, we may be unable to expand our business, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, operating results and financial condition.

        Capital expenditures for the periods ended September 30, 2005 (pro forma) and September 30, 2004 were minimal. We develop and introduce most of our courses internally and therefore our expansion into new overseas markets requires few strategic relationships or contracts. Normally we visit the market and contact realtors, attorneys and media, to determine local procedures and customs. We then develop the manuals and course materials internally. We lease temporary office space in each market until we can find permanent facilities and hire and train personnel to staff our offices. Our contractual commitments are minimal but our investment in personnel is significant and is our largest expense. We estimate that the cost of developing a new brand, including air travel, personnel and incidental costs, will amount to approximately $0.6 million to $1.0 million. This amount also includes development of manuals and training materials, development of marketing materials, analysis of markets and laws over an approximately ten-month period. The reason that we can continue to expand our business, is that our cash flows from operations continue to be strong and are projected to be able to fund our continued growth. The operating cash flows of the business do not correlate with the net income (loss) of the business because of the above described revenue recognition policy. Finally, the cost to deliver a typical $3,000 advanced course (which is in deferred revenue) is about $600. Thus, the future cost to deliver the deferred revenue is approximately 20% of the revenue amount.

        We believe our cash resources together with proceeds from the offering are sufficient to fund our operation and growth plans for the next 12 months.

Period from July 5, 2005 (inception) to September 30, 2005

        On August 1, 2005, we issued 5,200,000 shares of our $0.001 par value common stock to WIN in exchange for all of the assets and liabilities of its financial education division.

Revenue

        As of August 1, 2005, we began to hold the programs and trainings for which the advanced courses are sold. The programs were set up by WIN in advance as these programs are usually planned six months in advance to take advantage of hotel availability. The sales are for courses which will be delivered in the future and the bulk of the receipts created the deferred revenue of $10.9 million.

        Of the revenue recognized during the period from inception to September 30, 2005, $2.6 million is attributable to the sale of products and our fulfillment of WIN's educational delivery requirements to students it acquired prior to August 1, 2005. In this regard, we have entered into a Fulfillment Agreement with WIN under which WIN will pay us for fulfilling WIN's course education obligations. Total revenue from the WIN fulfillment was $1.3 million of which $0.5 million was recovery of costs for fulfilling those courses. These fulfillments will take place through July 31, 2006, when all of WIN's obligations will be fulfilled.

Expenses

        The expenses for the period were primarily contracted for under our Administrative Services Agreement with WIN prior to the start of our operations and are similar to what we will be incurring on a monthly basis.

Net Loss

        For the period from inception to September 30, 2005, we had a loss of $5.3 million. This loss is primarily a result of the fact that revenue in the period was for courses to be delivered over the next few months and therefore is considered as deferred revenue, and not recognized as revenue in our statement of operations.

Liquidity

        At September 30, 2005, we have $3.2 million in cash equivalents and restricted cash. On a short term basis, short term cash requirements are adequately supported from cash from operations. On a longer term basis, cash requirements will be needed for the development of new courses or products, expansion into new markets and the costs of expanding existing strategic alliances and developing new strategic alliances. The cash proceeds contemplated by the offering will be sufficient to cover our cash needs for the next twelve months.

Recently Issued Accounting Pronouncements

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123R, Share-Based Payment (revised 2004). This revision effects current practice in a number of ways, including the elimination of the alternative to use the intrinsic value method of accounting from Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees that was provided in SFAS No. 123, as originally issued. This statement was effective for us as of January 1, 2006.

        In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC's interpretive guidance on SFAS No. 123R regarding valuation of share based payments.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for accounting and reporting a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will have no effect on our financial position and results of operation as no accounting changes or errors have occurred in the current period.

Our Business

Introduction

        We train and educate students interested in learning about the stock market and other financial instrument investing. We currently offer free introductory training presentations to an average of 8,000 new students per month have provided free introductory training to over 200,000 students since 2002 and have enrolled over 58,000 students in one of our paid programs.

        Prior to this offering, we have been funded, owned and controlled by WIN. WIN provides postsecondary education and training products for students interested in real estate investing but does not compete with us in the stock market and financial instrument segment of the for-profit postsecondary education business.

        Our tuition ranges from approximately $100 for a basic course to up to $4,500 per advanced course. Our training is offered:

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  In rented training facilities, conference centers and hotels; and

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  At regional training centers or other leased facilities selected by us.

        Our students are initially recruited by attending a free preview training session related to a specific educational subject, which is hosted by one of our trainers and is held at a local hotel or other rented auditorium facility. The subject, date and location of the preview session are advertised in local newspapers, on our Web site, in television advertisements and through direct mailings and telemarketing. We hold these sessions in major metropolitan areas throughout the United States and Canada. Following the free preview training session, the student may purchase a three-day basic training class in a variety of subjects for $99 to $199. During these three-day training classes, which are offered in the same cities as the free preview sessions, students are then offered advanced and intensive training programs for up to $4,500 per course. These programs are offered at our Salt Lake City, Utah training facility, in regional training centers which we lease and other similar training facilities. We also offer, throughout the training process, educational software and reference materials on the subjects we teach. We engage over 100 trainers, instructors and mentors in connection with our various educational course offerings.

        Following the first fee-based training session, students interested in learning more on our course topics may also subscribe to our periodic publications, purchase books or software programs or attend other training courses. We also provide additional post-training mentor programs, conducted by our approximately 45 mentors, at our Salt Lake City training facility.

        Our revenue is derived from our various training programs, which include stock market strategies, options trading and asset protection strategies, along with the sale of reference materials. Our training programs include classroom education, group instruction at training centers, live on-line virtual classrooms, DVD instruction and one-on-one mentoring programs.

        We support our educational training by providing our students with a series of outlines, DVDs, CDs, Web-based interactive discussions and learning tools, software programs and data feeds, which may also provide a recurring income stream to us once the student has completed his or her training programs. Currently, we offer over five educational publications and software packages, which are distributed to students registered in our educational programs and are also offered directly to the public.

        We market our programs under three brands:

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  Teach Me To Trade®—offered to the novice investor, which is our largest demographic group;

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  Star Trader™—offered to stock market investors with limited stock market experience who wish to trade more effectively; and

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  Stock Success Systems™—offered to less experienced investors through strategic alliances with other companies engaged in for-profit postsecondary education. These private label courses are offered at programs conducted by strategic alliance partners or these partners offer courses at our programs. We also offer more advanced private label courses under our Star Trader Professionals™ brand. Our strategic alliances include other for-profit educational program providers such as Harv Ecker, Marshall Sylver and Wright Thurston, as well as other financial organizations with which we co-brand such as The Meta Group owned by Reuters.

About Whitney Information Network, Inc.

        Since 1992, WIN has provided postsecondary educational and training courses for students throughout the United States. In recent years it has expanded its operations to include course offerings to students in Canada, England, Ireland and Scotland. From 2002 until we commenced operations independently in July 2005, WIN offered stock market and related training products to its students. In July 2005, WIN organized our Company and transferred its stock market and related training products to us.

        WIN's current courses provide instruction in:

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  Real estate investing;

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  Business strategies;

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  Entering international business markets;

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  Cash management; and

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  Other financially-oriented subjects.

        WIN also develops and sells educational resource materials which it prepares to support its course offerings and to sell to the general public.

        Initially, WIN focused primarily on basic and advanced real estate training programs which it offered throughout the United States. Although its U.S. based real estate training programs represented approximately 72% of its revenue in 2004, WIN has gradually expanded its course offerings and geographical markets. WIN currently offers approximately 150 educational courses and training programs per month covering more than 20 financially-oriented subjects which it provides either for free or on a fee basis to over 30,000 attendees per month. For the year ended December 31, 2004 and the nine months ended September 30, 2005, WIN reported revenue of $139.9 million and $133.5 million, respectively, and net income (loss) of ($29.9) million and $16.3 million.

Business Strategy

        Our goal is to continue our growth in the financial education industry by:

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  Increasing our revenue through improved marketing techniques such as our increased emphasis upon telemarketing and infomercials to attract new students and to resell to our existing students;

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  Developing or acquiring other financial education brands to realize marketing efficiencies, such as our acquisition of Teach Me To Trade® and Star Trader™. We believe that financial markets training can support multiple brands using the same marketing strategies, which offers significant marketing economies of scale;

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  Continuing the development of strategic alliances for product marketing, such as sharing programs with companies that also market educational products through seminars and other educational programs, including Harv Ecker, Marshall Sylver and Wright Thurston and co-branding with companies such as the Meta Group owned by Reuters. These relationships provide students to us for little or no additional marketing costs; and

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  Increasing the number and types of our course offerings and our channels of distribution to reflect students' current stock market and financial instrument interests. We will continue to update our course offerings to reflect popular investments and will also add other channels of distribution, such as DVDs and the Internet, to deliver our course material.

        In order to continue to institute the above strategies to meet our goal, we expect to spend substantial funds from the proceeds of the offering upgrading our technological platforms to deliver course materials to our students and developing software programs to improve ease of student registrations and access to the course work. These expenditures will include developing new regional training facilities and new computer hardware and software to support this training. For a more detailed discussion of these expenditures, please see "Use of Proceeds."

Educational Training

        Following a free informational training session, we offer our students a variety of educational courses, which we also refer to as "programs," as well as educational materials and services. Our programs provide the opportunity to train either in the student's home town or at local or regional camps conducted in rented facilities. Our trainers take students step-by-step through a curriculum that stresses a broad range of stock market educational training, money management and asset protection. Our financial educational training is taught to students in the United States and Canada through traditional course study and hands-on training, and includes the subjects described below. We do not have any specific educational requirements for our trainers, but we do require that they have experience with respect to the subjects they teach and that they complete training programs which we provide that prepare them to teach their particular subjects. Our programs are not recognized by colleges or accreditation agencies for credit toward a degree.

Learning Formats

        Three-day Basic Investment Training Programs.    Following our free introductory training sessions, we hold basic three-day training programs on various aspects of stock market investing generally where our introductory sessions were held or occasionally at a rented local or regional facility. At these sessions, our instructors take our students on a step-by-step basis through a curriculum that stresses a broad range of financial educational training, money management and asset protection.

        Advanced e-Learning Training.    Our e-Learning allows students to satisfy course objectives without requiring them to attend live on-site lectures. We currently offer eight advanced training programs delivered through the e-Learning method. Each e-Learning class consists of 18 to 24 hours of course study taught live online through Web-based access. The e-Learning format is fully interactive in that students can communicate with the instructor and other students in the class as well as participate interactively in live presentations. Each e-Learning session is approximately three hours long and is offered over a six-week course of study. We currently offer approximately 33% of our advanced training courses online.

        On Demand Training.    Our on demand training features the same content as our e-Learning Training, but is offered online so that students can access the course of study at their own pace. Currently, over 30% of our advanced training programs can be accessed via the on demand training method.

        Mentoring and Coaching.    We offer advanced training programs delivered on a one-to-one basis in the students own hometown by one of our mentors. These programs typically last two to four days, involve direct interaction between one student and one mentor and generally involve the mentor assisting the student in actual stock market trading. The student may take up to one year to complete the program but must attend at least one class every 60 days. Revenue is recognized ratably when the student attends a course either in person or electronically but in no event later than one year from the date the contract is signed. The program is comprised of four steps beginning with providing the student with introductory information on a CD and in a written manual, a pre-mentor coaching session, choice of a two-day one-on-one or a three-day two-on-one mentoring session and a post-mentor newsletter. By allowing students an extra day of mentoring in exchange for mentoring two students at one time significantly expands our mentoring capacity while increasing the exposure of the student to the mentor. We also offer the services of stock market coaches who provide ongoing information and answer students' questions by telephone.

        Providing Ongoing Student Services.    We provide ongoing educational training to our students, which includes providing new or additional educational information through DVDs, CDs and Web-based learning tools. We intend to develop additional educational materials which may be offered on a subscription basis to our students.

Course Offerings

        Master Trader.    Our Master Trader course offers training designed to provide traders and investors with the knowledge needed to invest in various market environments. This program offers the students a selection of long and short-term investment strategies and uses proprietary software developed by us. Course work includes technical analysis, fundamental analysis and trading techniques.

        Trading P.I.T.    Our Trading P.I.T. (pros-in-training) course describes the trading approaches of top money managers. The course teaches students how to create an income stream using more conservative trading techniques and other strategies designed to limit risk while increasing the probability of success. Strategies covered include a number of trading approaches such as bidirectional trading, hedged directional trading, non-directional trading, floor-trading strategies and capital preservation.

        Advanced Covered Call.    Our Advanced Covered Call course offers step-by-step cash flow strategies using the concept of options and leaps. In addition, we introduce students to Holders and Exchange Traded Funds.

        Hedging and Institutional Tactics and Strategies (HITS).    Our HITS course addresses rules regarding single stock futures, indices, iShares, Holders and Exchange Traded Funds. Instructors at the HITS program are industry seasoned traders and experts. We also discuss new tools associated with spread trading and leveraged trading. The exact tools, strategies and approaches of hedge fund managers, institutional traders and floor traders are also taught in this class.

        Advanced P.I.T. Training Camp.    Our Advanced P.I.T. Training course offers our students the opportunity to experience the market from the inside, directly from the floor of an organized exchange during a market visit followed by a simulated floor trading session after the market closes. Instruction is provided by our options trainers. Subjects include advanced spread trading strategies, CPR (current portfolio repair) and creating a personal mutual fund.

        Stock Investment and Asset Protection.    Our Stock Investment and Asset Protection courses teach entity planning, the strategy of using different entities to structure investments in order to lessen exposure to risks and liabilities, and preparation of retirement plans. We study various trading strategies, how to create a trading business, how to capitalize on tax deductions and how to protect assets from the liabilities that threaten wealth.

Sales and Marketing

        We create interest in and demand for our educational programs, products and services through a mix of television advertising, print advertising, direct mail, e-mail, attendance at trade shows and Internet marketing. We employ a sales force of over 200 individuals trained to handle the needs of new students, to promote new products and services to existing and former students and to respond to customer inquiries via phone, e-mail or the Internet. Our target students are individuals with annual incomes of $45,000 to $150,000, ages 35 to 65 years old. A majority of our students have high school educations with some college experience.

        Our marketing programs include:

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  Television advertising, including the use of 30 minute television infomercials, which is our primary means for promoting our educational courses. We generally concentrate our television advertising in the cities where our courses are scheduled to be held. Television advertising is often used in coordination with print and direct mail marketing in order to maximize sales efforts and create greater name recognition within the target population.

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  Newsprint advertising, which we also purchase in markets where our training courses are scheduled to be held.

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  Direct mail and e-mail marketing, which we have used since 2004 to promote our educational training courses and market new educational products, programs and services to our current and former students and to prospects whose names have been provided to us by third-party vendors.

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  The use of inhouse third-party telemarketing firms to offer new and follow-on programs to our existing database of students including students who attended our free programs or our beginning education programs.

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  Internet marketing, which is primarily focused on our Web site at www.edutrades.com. The site contains information about our products, programs and services, many of which may be purchased online.

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  Cross promotional advertising campaigns, which we employ from time to time through strategic alliances with other financial education service providers. Such campaigns include offering our courses at other firms' program sessions, accepting other firms' courses for our program sessions and cobranding with well-known financial entities such as the Meta Group owned by Reuters.

        We audit and review our marketing programs weekly to determine the cost effectiveness of our various marketing techniques, because we believe that it is important to acquire students at the lowest possible marketing cost.

Competition

        The financial education training business is highly-fragmented and intensely competitive. In a broad sense, we compete with national and international postsecondary education companies such as Apollo Group, Inc., ITT Education Services, Inc., DeVry, Inc. and Universal Technical Institute, Inc.

which offer technical and industrial training and career training as well as other companies, including WIN, that offer various types of real estate and related financial training in learning formats such as ours. We do not, however, compete with these or other companies that offer undergraduate or advanced degrees or continuing education programs. Additionally, WIN has agreed with us in writing that it will not offer stock trading courses and we will not offer real estate training courses. We also do not compete with any of our strategic partners. Specifically, we compete with a number of companies, such as INVESTools™, Wizetrade™, and Dynetech Corporation and with many smaller companies that also offer training in stock market investing throughout the United States and in a number of foreign countries, including Canada. Barriers to entry into the financial training industry are relatively low, which may increase our competition in the future.

        Generally, competitive factors within the proprietary educational market include:

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  The range and depth of course offerings;

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  Brand recognition and market effectiveness;

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  The quality of teachers and trainers;

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  The quality and ease of use of reference materials provided in connection with course studies; and

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  The cost of the educational process.

        We believe that the range and depth of our course offerings and our brand names offer competitive advantages over many of our direct competitors. We also train our own teachers and trainers and we prepare most of our own course materials which we believe offer us competitive advantages over companies that do not train their own teachers or develop their own educational materials. Based upon our attendance at the training sessions of our competitors, we believe that the quality of our teachers, trainers and reference materials are consistent or superior to those of our competitors. Moreover, we believe our advanced course offerings and provision of mentors is unique in our industry and assists us in attracting students. Our charges for our educational courses are consistent with those of our competitors.

Intellectual Property

        We regard our educational materials and products, trademarks, service marks and trade symbols as proprietary, and material to the ongoing operation of our business, and we rely primarily on statutory and common law protections, such as copyrights and trademarks, to protect our interests in these materials. While some of our products and trade names are commonly used terms and do not afford us significant copyright or trademark protection, we also use employee and third-party non-competition and non-disclosure agreements and other contractual methods of protecting proprietary rights to safeguard our intellectual property. We have registered the trade name Teach Me To Trade® and have applied to register Star Trader™ and Stock Success Systems™.

Employees

        At January 31, 2006, we had approximately 117 full time employees, together with over 110 independent contractors who act as trainers, instructors, mentors and coaches. Our independent contractors sign non-competition agreements prohibiting them from offering similar services to our competitors during their contractual employment periods. We compensate our independent contractors with fixed fees for services provided or on a commission basis. Our employees are not represented by a labor union and we believe our relations with our employees are satisfactory.

Facilities

        We occupy approximately 10,000 square feet of space which we use for our corporate offices and training facilities at 1612 East Cape Coral Parkway, Cape Coral, Florida, which are provided by WIN under our August 2005 Administrative Services Agreement, which is described below under "Related Party Transactions." We are also provided approximately 6,500 square feet of space which we use for corporate offices and training facilities in Salt Lake City, Utah, also provided under the Administrative Services Agreement. We locate what we refer to as regional training centers in temporarily rented facilities in a number of cities across our market areas. We also rent, generally for three to five days, training rooms in hotels and other venues for use in training our students.

Government Regulation

        We rely on advertising to attract new students and most states regulate these postsecondary education advertising practices. We believe we are in compliance with all such regulations. However, a violation of any such state regulations in the future could cause us to be barred from advertising or doing business in any such state.

Management

        Information concerning our directors and executive officers is set forth below:

Name	Age	Position
Nicholas S. Maturo	58	Chief Executive Officer and Director
Ronald S. Simon	62	Interim Chief Financial Officer and Director
Frederick A. Cardin	59	Director
Chester P. Schwartz	60	Director
Stephen L. Cootey	37	Director
Anthony B. Petrelli	53	Director

        Nicholas S. Maturo, Chief Executive Officer.    Mr. Maturo became our Chief Executive Officer and a director in July 2005. He joined WIN in September 2002 and became its Chief Operating Officer in January 2003. He was the Chief Operating Officer of Food Trader, Inc. from March 2000 to November 2002. From 1981 to January 2000, he held a number of executive positions with Kraft Foods and was Chief Information Officer when he left Kraft.

        Ronald S. Simon, Interim Chief Financial Officer and Director.    Mr. Simon has been our Interim Chief Financial Officer and a member of our Board of Directors since July 2005. Mr. Simon was a self-employed certified public accountant from 1987 until he joined WIN as its Chief Financial Officer and a director in June 1998. In June 2002, he was appointed WIN's Executive Vice President, a position he continues to hold. Mr. Simon holds a Bachelor of Science degree in accounting from the University of Illinois. He devotes such time as is necessary to our affairs. We intend to hire a full time Chief Financial Officer prior to the effective date of the prospectus.

        Frederick A. Cardin, Director.    Mr. Cardin has been a director of WIN since April 2003 and a director of our company since July 2005. Since June 1996, he has been managing director of Harvard Growth Strategies, a consulting firm which advises clients on business strategies, financing and marketing. From 1974 to 1981, he was first a member and then a partner and a director of the Cambridge Research Institute, a strategic planning consulting firm in Cambridge, Massachusetts. From 1970 to 1971 he held a faculty appointment in international finance at the Harvard Business School. Dr. Cardin earned his MBA with distinction and his Doctorate in Finance from the Harvard Graduate School of Business Administration. He earned a Bachelor's degree in economics Summa Cum Laude from Tufts University.

        Chester P. Schwartz, Director.    Mr. Schwartz has been a director of WIN since July 2003 and a director of our company since July 2005. Since 1970 he has been engaged in the private practice of law in Denver, Colorado, specializing in real estate and commercial law. He earned a Bachelor of Science degree in business administration and accounting and a Juris Doctor degree from the University of Colorado.

        Stephen L. Cootey, Director.    Joined us as a director in January 2006. Since June 2004 he has been a Principal at Prides Capital LLC, an investment firm specializing in strategic block, active investing in small- and micro-cap public and private companies. From January 2001 to June 2004, Mr. Cootey was a Vice President with Credit Suisse First Boston. Prior to that time, Mr. Cootey maintained over six years of management, consulting and operational experience at the Goldman Sachs Group, Inc. and Andersen Consulting. Mr. Cootey holds a B.A. in Physics and Government from Bowdoin College in Brunswick, Maine and a Masters in Business Administration from the Columbia Business School in New York, New York.

        Anthony B. Petrelli, Director.    Anthony B. Petrelli joined us as a director in January 2006. Since 1987 he has been the Senior Vice President and a director of Neidiger, Tucker, Bruner, Inc. a Denver,

Colorado based securities brokerage firm. His responsibilities at Neidiger include managing its Corporate Finance and Investment Banking Department. He is also a member of the firm's Management Committee and administers the distribution and syndication of its public underwritings and private placements. Since 2003 he has been Chairman, President and a director of the National Investment Banking Association (NIBA). Since 1991 he has served on a number of committees of the National Association of Securities Dealers, Inc. (NASD), most recently as a member of the NASD's Statutory Disqualifications Committee, Vice Chairman of the NASD's National Adjudicatory Council and member of the NASD's Corporate Finance Committee and its Small Firm Advisory Board. He earned a Bachelor of Science degree and Master of Business Administration degree from the University of Colorado.

Board of Directors—Composition and Compensation

        We are authorized by our bylaws to maintain a Board of Directors comprised of not less than two or more than nine directors. Our Board currently consists of six directors, four of whom, Messrs. Cardin, Schwartz, Cootey and Petrelli are independent as defined under rules promulgated by the SEC and the American Stock Exchange. Messrs. Cardin, Schwartz, Cootey and Petrelli are also independent directors of WIN, our sole shareholder. Under rules of the American Stock Exchange we are considered a "controlled entity" of WIN, such that WIN's independent directors are also considered independent directors of our company. Our directors are elected for one year terms, or until an earlier resignation, death or removal. There are no family relationships among any of our directors or officers.

        Directors who are not salaried employees of WIN or us receive compensation of $10,000 per year for service on the Board and $2,500 for service on the Audit Committee. All directors are compensated for out-of-pocket costs, including travel and accommodations, relating to their attendance at any directors' meeting. Directors are entitled to participate in our equity incentive plan, and each has been issued 5,000 stock options exercisable at the public offering price for service on our Board. Additional stock options will be granted to our directors in the future.

Committees of the Board of Directors

Audit Committee

        Our Audit Committee consists of Messrs. Schwartz, Cardin and Petrelli. Mr. Schwartz is our Audit Committee Chairman and has been designated our financial expert. The Audit Committee reviews in detail and recommends approval by the Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the Board, reviews the scope of the audit procedures and the final audit report prepared by our auditors and reviews our overall accounting practices, procedures and internal controls with our auditors.

Compensation Committee

        Our Compensation Committee consists of Messrs. Schwartz, Cardin and Cootey. Mr. Cootey is our Compensation Committee Chairman. The Compensation Committee recommends approval to the Board of the compensation of our executive officers, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Nominating and Governance Committee

        Our Nominating and Governance Committee consists of Messrs. Schwartz, Cardin and Petrelli. Mr. Petrelli is our Nominating and Governance Committee Chairman. The Nominating and Governance Committee determines the scope and frequency of periodic reports to the Board concerning issues relating to overall financial reporting, disclosure and communications with our shareholders and the public.

Code of Ethics

        Our Board of Directors has adopted a Code of Ethics that applies to the executive officers, senior financial officers, directors and employees of our company. We have filed a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part and have also posted the Code of Ethics on our Web site.

        In accordance with the Sarbanes-Oxley Act of 2002 and the listing standards of the American Stock Exchange, we have adopted procedures which require the submission, on a confidential and anonymous basis, of complaints, reports and concerns by any person regarding (1) accounting, internal accounting controls or auditing matters, (2) actual or potential violations of laws, rules or regulations, and (3) other suspected wrongdoing, including in connection with our Code of Ethics.

Executive Compensation

        The following table sets forth certain information concerning compensation paid to our executive officers whose salaries while employed by WIN exceeded $100,000, for the years ended December 31, 2004, 2003 and 2002. During those years, these salaries were paid by WIN.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation		Awards Options(1)	All Other Compensation
Nicholas S. Maturo Chief Executive Officer	2004 2003	$ $	230,769 180,000	$ $	125,000 20,000	$ $	— —	100,000 45,000	$ $	— —
Ronald S. Simon Interim Chief Financial Officer	2004 2003 2002	$ $ $	230,769 180,000 100,000	$ $ $	125,000 75,000 50,000	$ $ $	— — —	100,000 50,000 75,000	$ $ $	— — —

(1)
Represents options issued by WIN to executives performing services for us.

        In October 2005, we entered into three-year employment agreement with Nicholas S. Maturo pursuant to which he receives a salary of $300,000 per year and was granted options to purchase up to 250,000 shares of our common stock at the public offering price. We also granted Ronald S. Simon, our interim Chief Financial Officer, options to purchase 250,000 shares of our common stock at the public offering price. All of these options vest pro rata over a four year period and were contingent upon adoption of our Equity Incentive Plan which was completed in November 2005.

        Mr. Maturo's employment agreement also includes noncompetition provisions for a period of two years following termination of the employment agreement. Mr. Maturo is eligible to receive bonuses based upon performance as determined by our Compensation Committee and approved by our Board of Directors. In the event we terminate Mr. Maturo without cause, or we are the subject of a change of control, all options held by him will vest and we will be required to pay salary compensation for the remaining term of the employment agreement.

Executive Compensation Bonus and Other Plans

        Our executive officers' bonuses and stock option grants are recommended by the Compensation Committee of the Board of Directors and are based on the level of the officer's responsibility for our overall profitability and other factors.

Equity Incentive Plan

        In November 2005, we adopted an Equity Incentive Plan, which we refer to as our Plan, and which provides for the grant of options intended to qualify as "incentive stock options" and "nonstatutory stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 together with the grant of bonus stock and stock appreciation rights at the discretion of our Board of Directors. Incentive stock options are issuable only to our eligible officers, directors and key employees. Nonstatutory stock options are issuable only to our nonemployee directors and consultants.

        The Plan is administered by our Compensation Committee. Currently, we have 1,000,000 shares of common stock reserved for issuance under the Plan. Under the Plan, the Board of Directors determines which individuals shall receive options, grants or stock appreciation rights, the time period during which the rights may be exercised, the number of shares of common stock that may be purchased under the rights and the option price.

        With respect to stock options, the per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The option price for nonstatutory options is established by the Board and may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant.

        No options may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option may only be exercisable by the optionee. Options may be exercised only if the option holder remains continuously associated with us from the date of grant to the date of exercise, unless extended under the Plan grant. Options under the Plan must be granted within 10 years from the effective date of the Plan and the exercise date of an option cannot be later than five years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.

        Currently, we have granted under the Plan an aggregate of 620,000 stock options comprised of 520,000 options to officers and directors and 100,000 options to employees, all at an exercise price equal to the public offering price. Twenty-five percent of the options are exercisable at date of grant, 25% after one year of continuous service to us, 50% after two years of continuous service, 75% after three years of service and one hundred percent after four years of continuous service.

Securities Authorized for Issuance under Equity Compensation Plan

        The following table provides information as of January 31, 2006, the most practicable date available, regarding compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders(1)	620,000	$7.00	380,000
Equity Compensation Plans Not Approved by Security Holders(1)	—	—	—

Total	620,000	$7.00	380,000

(1)
The exercise price of the options is equal to the public offering price.

        The Plan provides that the number of shares with respect to which options may be granted, and the number of shares of common stock subject to an outstanding option, must be proportionately adjusted in the event of a subdivision or consolidation of shares or the payment of a dividend on common stock, and the purchase price per share of outstanding options must be proportionately revised.

Option Grants

        The table below sets forth the total number of options issued to our current executive officers through the date hereof. We have also issued 5,000 options to each of our four independent directors. All options vest pro rata over a four year period.

Name	Number of Options Granted	Percent of Total Options Granted in Fiscal Year	Exercise Price	Expiration Date	Grant Date Present Value
Nicholas S. Maturo	250,000	40%	(1)	November 2015	—
Ronald S. Simon	250,000	40%	(1)	November 2015	—

(1)
The exercise price of the options is equal to the public offering price.

Stock Ownership of Management and Principal Shareholders

        The following table sets forth information regarding beneficial ownership of our common stock as of the date hereof by:

  •
  Each of our executive officers and directors, none of whom own any of our shares except as otherwise indicated below;

  •
  All executive officers and directors as a group; and

  •
  Each person who is known by us to beneficially own more than 5% of our outstanding common stock.

        Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. The address of each executive officer and director is in care of us at 1612 East Cape Coral Parkway, Cape Coral, Florida 33904.

		Percentage of Shares Outstanding
Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Prior to the Offering	After the Offering
WIN(1)	5,200,000	100%	66.7%
Nicholas S. Maturo	62,500	1.2%	(2)
Ronald S. Simon	62,500	1.2%	(2)
Frederick A. Cardin(1)	1,250	(2)	(2)
Chester P. Schwartz(1)	1,250	(2)	(2)
Stephen L. Cootey(1)	1,250	(2)	(2)
Anthony B. Petrelli(1)	1,250	(2)	(2)
All executive officers and directors as a group (six persons)	130,000	2.5%	1.6%

(1)
Messrs. Cardin, Schwartz, Cootey and Petrelli are also the four independent directors of WIN and jointly vote all of the shares of our company held by WIN.

(2)
Less than 1%.

Related Party Transactions

        Historically, as a division and then a wholly-owned subsidiary of WIN, our operations were administered by WIN's management which provided us with our facilities, management, bookkeeping services, financial reporting, human resources personnel and other administrative services. In order to quantify the value of these facilities and services and provide for a fair payment to WIN for them, in August 2005 we entered into a three-year Administrative Services Agreement with WIN cancellable by either party on 90 days' notice. Under the terms of the Administrative Services Agreement, we pay its out-of-pocket expenses for such services plus 15%. Notwithstanding the Administrative Services Agreement, each company has its own separate executive officers, operating management and employees. We believe that the administrative services provided by WIN represent less than 40% of the total annual administrative services required to operate our business. From July 5, 2005 through September 30, 2005, administrative service fees paid to WIN amounted to $0.4 million. We do not anticipate material increases in our expenses now that we are operating separately from WIN, as we will continue to realize economies of scale in areas covered by the Administrative Services Agreement.

        From time to time we have used the telemarketing services of WIN, along with the telemarketing services of other firms. These firms contact our database of students to telemarket their products and we telemarket to student databases of their firms. Under our Lead Marketing Agreement with WIN, we pay to WIN 60% of any sales we develop from leads supplied from its database. Conversely, WIN pays us 60% of any sales it develops from leads supplied from our database. We pay the same telemarketing fees to WIN as do its independent customers and we believe these fees are fair and reasonable and consistent with fees which would be charge to us by unaffiliated consulting firms. This agreement also provides that WIN will not offer stock trading courses and we will not offer real estate training courses.

        Following the offering, WIN will own 66.7% of our outstanding common stock, all of which shares will be voted by WIN based upon the majority vote of WIN's then current independent directors. If WIN has no independent directors at the time of any such vote, then WIN's shares will be voted consistent with the majority vote of our remaining shares.

        In August 2005 we also entered into a Fulfillment Agreement with WIN under which we agreed to provide stock training to students who signed up for training programs before we were organized as a separate company. We are paid by WIN fees ranging from $1,500 for live class fulfillments to $10 per student for on-demand Web-based programs. We are also paid mentoring fees ranging from $2,500 per student to $4,750 per student. WIN agreed to pay these fees because it has retained the payments from students which it received at the time the student signed up for the programs. Accordingly, WIN elected to pay us to provide this training rather than to provide the training itself. The fulfillment fee covers our training costs and what we have agreed with WIN to be a reasonable profit for the training. We believe these fulfillment fees are fair and reasonable and consistent with amounts that would be charged to WIN by unaffiliated third party providers.

Description of Securities

Common Stock

        We are authorized to issue 50,000,000 shares of $0.001 par value common stock of which 5,200,000 shares are currently outstanding. Upon issuance, the shares of common stock are not subject to further assessment or call. The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting for election of directors is not permitted. Subject to the prior rights of any series of preferred stock which may be issued by us in the future, holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of legally available funds, and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities.

Preferred Stock

        We are authorized to issue 5,000,000 shares of preferred stock, $0.001 par value. The preferred stock may, without action by our shareholders, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future.

        It is not possible to state the actual effect of any other authorization of preferred stock upon the rights of holders of common stock until the Board determines the specific rights of the holders of any other series of preferred stock. The Board's authority to issue preferred stock also provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but it could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of our shareholders and may adversely affect the holders of the common stock. We have not issued any preferred stock and have no current intention to do so.

Common Stock Eligible for Future Sale

        Upon completion of the offering, there will be 7,800,000 shares of common stock outstanding, of which 2,600,000 shares are being registered in the offering and will be freely tradable without restriction under the Securities Act of 1933, and the remaining 5,200,000 shares, all of which are owned by WIN, have not been registered and are "restricted securities" under Rule 144 of the Act.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, subject to certain requirements concerning the availability of public information, and the manner and notice of sale, may sell within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding common shares, approximately 78,000 shares immediately after the offering (assuming no exercise of the overallotment option), or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person without any quantity limitation, so long as such person is not an affiliate of ours, has not been an affiliate for three months prior to the sale and has beneficially owned the shares for at least two years. The 5,200,000 shares of restricted securities will be eligible for resale, subject to the lockup agreement described below, in August 2006. We are unable to predict the effect that any sales, under Rule 144 or otherwise, may have on the then prevailing market price of the common stock.

        WIN has agreed not to sell or otherwise dispose of any of its shares of common stock for a period of 12 months from the date of this prospectus, without the prior written consent of the underwriter. Additionally, we have agreed not to grant any stock options to executive officers or directors unless the grantees agree to the same lockup. No prediction can be made as to the effect, if any, that sales of common stock or the availability of such shares for sale will have on the market price of the common stock. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market with the underwriter's consent soon after completion of the offering may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of additional equity securities.

        We have granted certain demand and piggyback registration rights to the underwriter with respect to the shares of common stock issuable upon exercise of its warrants, as described in the "Underwriting" section below.

Transfer Agent and Warrant Agent

        We have appointed Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, as our transfer agent.

Dividends

        We have not paid dividends on our common stock since inception and do not plan to pay dividends in the foreseeable future. Earnings, if any, will be retained to finance growth.

Director Actions to Prevent Third Parties from Taking Over Nevada Corporations

        Nevada has laws that give broad authority to our directors to resist a change in our control. Under these laws, the exercise of director fiduciary duty may make it more difficult to effect a change in our control. Nevada law also includes direct provisions which prevent third parties from taking over Nevada corporations. The Nevada Acquisition of Controlling Interest statutes generally provide that shares acquired in excess of the specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of a corporation's disinterested shareholders. The Nevada Combinations With Interested Stockholders laws generally require super majority approval by disinterested shareholders of the specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation, or their affiliates.

        Under Nevada law our directors, in exercising their respective powers with a view to the interests of our company, may consider (i) the interests of our employees, suppliers, creditors and customers, (ii) the economy of the state and nation, (iii) the interests of the community and of society and (iv) our shareholders' long-term as well as short-term interests, including the possibility that these interests may be best served by our continued independence. Our directors are also given authority to adopt measures that resist a change in our control. Our directors may also resist a change or potential change in our control if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in our best interests. Our directors may also resist a change or potential change in control if they find any debt or obligations to which we (or the successor to our property or our shareholders) are subject will likely make us insolvent or bankrupt.

Director Fiduciary Duty and Business Judgment Provisions

        Nevada has enacted several statutes governing the fiduciary duty and business judgment of our directors and officers including a provision that our directors and officers must exercise their powers in good faith and with a view to our interests. In the same section, the Nevada Revised Statutes state that our directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to our interests. They may rely on information, opinions, reports, financial statements and other financial data, that are prepared or presented by our directors, officers or employees who are reasonably believed to be reliable and competent.

Limitation on Liability

        Section 78.138(7) (2003) of the Nevada Revised Statutes provides that our directors and officers will not be individually liable to us or our stockholders or our creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless it is proven that the act or failure to act breached fiduciary duties as a director or officer and such breach involved intentional misconduct, fraud or a knowing violation of law. As a result, neither we nor our stockholders nor our creditors have the right to recover damages against a director or officer for any act or failure to act in his capacity as a director or officer, except in the situations described above and except under very limited circumstances.

Underwriting

        Our underwriter, for whom Noble International Investments, Inc. ("Noble") is the representative, has agreed on the terms and subject to the conditions of the Underwriting Agreement, to purchase from us, and we have agreed to sell to the underwriter, all of the shares issued in this offering as follows:

Shares of Common Stock
Noble International Investments, Inc.
Wunderlich Securities, Inc.

Total	2,600,000

        The underwriter is committed to purchase and pay for all of the shares on a "firm commitment" basis if it purchases any shares. The underwriter has advised us that it proposes to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus for which it will receive a commission equal to 7% of the selling price for the shares. The underwriter may allow to certain dealers, who are members of the National Association of Securities Dealers, Inc., concessions not exceeding $                        per share. We have also granted an option to the underwriter, exercisable during the 45-day period from the effective date of the registration statement, to purchase up to 390,000 additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering overallotments of the shares.

        We have agreed to pay to the underwriter a nonaccountable expense allowance of 2% of the aggregate public offering price of all shares sold, including any shares sold pursuant to the underwriter's over-allotment option. To date, we have paid $60,000 against this nonaccountable expense allowance.

        We have applied to list our common stock on the American Stock Exchange.

Indemnification

        The Underwriting Agreement provides that we will indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, or to contribute payments that the underwriter may be required to make in respect thereof.

No Sales by WIN

        WIN has agreed that it will not sell, grant options to purchase, encumber or otherwise transfer the 5,200,000 shares of our common stock owned by it for a period of 12 months from the date of this prospectus.

        We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise transfer, subject to certain exceptions for transfers to related parties, any shares of common stock, any other securities substantially similar to common stock, any securities convertible into shares of common stock or convertible into securities substantially similar to common stock, or any options, warrants, or rights to purchase any of the foregoing during the 12 month period commencing on the date of this prospectus, without the prior written consent of Noble, except for (1) the registration of the shares and the sales to the underwriter pursuant to the Underwriting Agreement, (2) issuances of common stock upon the exercise of options disclosed as outstanding in this prospectus, and (3) the issuance of employee or director stock options pursuant to our equity incentive plan. No shares issued upon the exercise of options may be sold during the 12 month lockup period.

        We have also agreed that during the 12 month lockup, we will not, without the prior written consent of Noble, register any additional securities for sale under the Securities Act of 1933.

Stabilization and Short Positions

        In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for the underwriter's own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

        The underwriter may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange or otherwise.

Warrants

        In connection with the offering, we have agreed to sell to Noble for nominal consideration, underwriter's warrants entitling Noble, or its assigns, to purchase up to 260,000 shares of common stock at a price equal to 120% of the public offering price per share. The underwriter's warrants are exercisable for four years commencing six months from the date hereof, are not redeemable and contain cashless exercise provisions and customary anti-dilution provisions. Noble may assign a portion of the underwriter's warrants solely to other underwriters and their executive officers or partners.

        If we at any time during the period in which the underwriter's warrants are exercisable register an offering of our securities on Form S-1, S-3 or the equivalent (including a post-effective amendment to Form S-1, but not a registration statement on Forms S-4 or S-8), the holders of the underwriter's warrants will have the option of choosing to have included therein without any cost to themselves, any or all of the shares of common stock issuable upon exercise of the underwriter's warrants. In connection therewith, we agreed to give such holders at least 30 days' written notice prior to the filing of such registration statement. Such notice shall be given each time such registration statement is contemplated until such time as all of the underwriter's warrants have been exercised. The holders of the underwriter's warrants shall exercise their warrants by providing us with written notice within 20 days of the receipt of the aforesaid notice of our intent to file such registration statement.

        In addition, holders of a majority of the underwriter's warrants shall also have a one-time right to compel us to register for public sale the shares of common stock issuable upon exercise of the underwriter's warrants. Immediately after the receipt of the written notice demanding registration, we have agreed to provide notice to the other holders of underwriter's warrants who shall then have 20 days to elect to include their shares of common stock in such registration statement, and we have agreed to promptly file such registration statement and use our best efforts to have it declared effective and keep it current and accurate for a period of 180 days thereafter (12 months on Form S-3). We also agreed in the Underwriting Agreement that no holders of the underwriter's warrants shall be required to exercise the warrants as a condition of registration. All costs associated with such registration statements will be borne by us, except for fees and costs of counsel to the selling shareholders.

Non-Voting Advisor

        For a period of three years from the date of this prospectus, we have agreed to allow a non-voting advisor selected by the underwriter to attend our Board of Directors' meetings, and we have agreed to provide such designee with the same equity based compensation that is paid to our nonemployee directors (including stock options or similar compensation) and to reimburse such person for all reasonable costs incurred in attending such meetings. The adviser will not be an affiliate of the underwriter.

Determination of Offering Price

        Prior to the offering, there was no public market for our common stock. The initial public offering of our shares was based upon negotiations between the underwriter and us and the factors considered in determining the initial public offering price were:

  •
  The valuation multiples of publicly traded postsecondary education firms that the underwriter believes to be comparable to us;

  •
  Our historical financial information and an assessment of our future cash flows, revenue and earnings;

  •
  The history of, and the prospects for, our company and the postsecondary education industry; and

  •
  The underwriter's assessment of our management based upon our past operations and performance.

Legal Matters

        Certain legal matters in connection with the offering including the validity of the common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado. Mr. Agron is a less than 5% stockholder of our parent, WIN. Legal matters in connection with the offering will be passed upon for the underwriter by Arnstein & Lehr LLP, Boca Raton, Florida.

Experts

        The financial statements included in this prospectus and in the Registration Statement on Form S-1 have been audited by Ehrhardt Keefe Steiner & Hottman, PC, an independent registered public accounting firm, for the period from July 5, 2005 (inception) to September 30, 2005 and the carve out financial statements for the years ended December 31, 2002, 2003 and 2004 as set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Additional Information

        We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, covering the securities offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the Registration Statement and the exhibits. For further information with respect to our company and our securities, reference is made to the Registration Statement and the exhibits, which may be examined without charge at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, copies of which may be obtained from the SEC upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

        We expect to provide our shareholders with annual reports containing financial statements audited by an independent registered accounting firm and may make available to shareholders quarterly reports containing unaudited consolidated financial data for the first three quarters of each year. As a result of the offering we will also become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. In addition, our officers, directors and principal shareholders will be required to file reports under Section 16 of the Securities Exchange Act of 1934. Such reports, proxy statements and other information filed with the SEC may be inspected at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Copies of these materials may be obtained at prescribed rates from the SEC at that address. The reports, proxy statements and other information can also be inspected on the SEC's Web site at www.sec.gov.

        If you are a shareholder, you may request a copy of these filings at no cost by sending a written request to:

EduTrades, Inc.
1612 East Cape Coral Parkway
Cape Coral, Florida 33904
Attention: Corporate Secretary

EduTrades, Inc.
As of and for the period ended September 30, 2005
Report of Independent Registered Public Accounting Firm
Balance sheet as of September 30, 2005
Statement of Operations for the period from July 5, 2005 (inception) to September 30, 2005
Statement of Shareholder Deficit for the period from July 5, 2005 (inception) to September 30, 2005
Statement of Cash Flows for the period from July 5, 2005 (inception) to September 30, 2005
Notes to Financial Statements
EduTrades Carve Out Financial Statements
Report of Independent Registered Public Accounting Firm
Balance sheets as of July 31, 2005 (unaudited), December 31, 2004 and 2003
Statements of Operations for the seven and nine months ended July 31, 2005 and September 30, 2004 (unaudited), respectively, and the years ended December 31, 2004, 2003 and 2002
Statements of Shareholder Equity (Deficit) for the seven and nine months ended July 31, 2005 and September 30, 2004 (unaudited), respectively, and the years ended December 31, 2004, 2003 and 2002
Statements of Cash Flows for the seven and nine months ended July 31, 2005 and September 30, 2004 (unaudited), respectively, and the years ended December 31, 2004, 2003 and 2002
Notes to Carve Out Financial Statements

 REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
EduTrades, Inc.
Cape Coral, Florida

        We have audited the accompanying balance sheet of EduTrades, Inc. as of September 30, 2005 and the related statement of operations, changes in shareholder deficit and cash flows for the period from July 5, 2005 (inception) to September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EduTrades, Inc. as of September 30, 2005 and the results of its operations and its cash flows for the period from July 5, 2005 (inception) to September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ EHRHARDT KEEFE STEINER & HOTTMAN PC

Denver, Colorado
February 9, 2006

 EDUTRADES, INC.

Balance Sheet as of September 30, 2005

(in thousands except share data)

Assets
Current assets:
Cash and cash equivalents	$3,063
Restricted cash	150
Accounts receivable, net	264
Accounts receivable, related party	2,013
Prepaid advertising and other	1,169
Inventory	186
Deferred seminar expenses	1,101

Total current assets	7,946

Property and equipment, net	814
Intangible and other assets, net	3,089

3,903

Total assets	$11,849

Liabilities and Shareholder Deficit
Current liabilities:
Accounts payable	$1,280
Accrued expenses	520
Accrued seminar expenses	606
Deferred revenue	10,949

Total current liabilities	13,355
Commitments
Shareholder deficit:
Preferred stock—$0.001 par value, authorized 5,000,000, none issued	—
Common stock—$0.001 par value, 50,000,000 shares authorized, 5,200,000 issued and outstanding	5
Contributed capital	3,813
Accumulated deficit	(5,324)

(1,506)

Total liabilities and shareholder deficit	$11,849

See notes to financial statements

 EDUTRADES, INC.

Statement of Operations

For the Period from July 5, 2005 (inception) to September 30, 2005

(in thousands, except per share data)

Revenues	$5,561

Operating expenses:
Direct course expenses	5,795
Advertising and sales expenses	4,339
General and administrative expenses	751

Total operating expenses	10,885

Loss from operations	(5,324)

Net loss	$(5,324)

Basic loss per share	$(1.02)
Weighted average outstanding shares	5,200

See notes to financial statements

 EDUTRADES, INC.

Statement of Shareholder Deficit

From July 5, 2005 (inception) to September 30, 2005

(in thousands)

	Common Stock
			Paid-in Capital	Accumulated Deficit	Shareholder Deficit
	Shares	Amount
July 5, 2005 (inception)	—	—	—	—	—
Issuance of common stock for net assets contributed by parent	5,200	$5	$3,813	$—	$3,818
Net loss	—	—	—	(5,324)	(5,324)

Balance—September 30, 2005	5,200	$5	$3,813	$(5,324)	$(1,506)

See notes to financial statements

 EDUTRADES, INC.

Statement of Cash Flows

From July 5, 2005 (inception) to September 30, 2005

(in thousands)

Cash flow from operating activities:
Net loss	$(5,324)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	117
Changes in current assets and liabilities:
Restricted cash	(150)
Accounts receivable, net	(264)
Accounts receivable, related party	(2,013)
Prepaid advertising and other	(443)
Inventory	(38)
Deferred seminar expenses	(1,101)
Other assets	(10)
Accounts payable	226
Accrued seminar expenses	606
Deferred revenue	10,949
Accrued expenses	521

Net cash provided by operating activities	3,076

Cash flow from investing activities:
Purchase of property and equipment	(13)

Net cash used in investing activities	(13)

Net increase in cash and cash equivalents	3,063
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$3,063

Noncash investing and financing activities:
The Company's parent contributed certain assets and transferred certain liabilities in exchange for 5,200 shares of common stock (Note 3)

See notes to financial statements

 EduTrades, Inc.

Notes to Financial Statements

September 30, 2005

Note 1—The Company

        EduTrades, Inc. (the "Company," "we" or "us") was incorporated on July 5, 2005 and was capitalized with the issuance of 5,200,000 common shares in exchange for certain assets and liabilities with a net historical cost of $3.8 million contributed from Whitney Education Group, Inc. ("WEG"), a wholly owned subsidiary of WIN. It was created for the sole purpose of holding the rights of Whitney Information Network, Inc. ("WIN") and the stock market division of WEG, including all rights to use the brands Teach Me to Trade®, Star Trader™ and Stock Success Systems™.

        The Company is currently a wholly-owned subsidiary of WIN. The educational and training services offered are concentrated in the area of financial management and are marketed through periodic publications, telemarketing, television and radio.

        WIN and some of its subsidiaries will be performing certain functions on behalf of the Company, such as marketing, accounting and legal, and billed accordingly. The Company will be fulfilling WIN's obligations as regards the fulfillment of courses sold prior to August 1, 2005, and receiving payment from WIN for these services.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Use of Estimates

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. The most significant estimates and assumptions relate to the useful life of property and equipment, and impairment of goodwill and long-lived assets. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Cash and Cash Equivalents

        Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. The Company continually monitors its positions with, and the credit quality of, the financial institutions in which it invests.

Concentrations of Credit Risk

        Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. We place temporary cash investments with what management believes are high-credit, quality financial institutions. We periodically perform credit analysis and monitor the financial condition of its customers in order to minimize credit risk.

Restricted Cash

        The Company uses merchant account vendors to process credit card transactions. Under the terms of these agreements, the merchant account vendor has the right to withhold credit card funds to cover charge backs in the event the Company is unable to honor its commitments. Such funds can be held for up to a year after the Company has terminated its relationship with the merchant account vendor.

Accounts Receivable Reserves

        An allowance for doubtful accounts is provided based on the aggregate estimated collectibility of their accounts receivable, based on past collection history and current events and circumstances. At September 30, 2005, management deemed no allowance for uncollectible accounts was necessary.

Inventory

        Inventory consists of course and promotion materials and is stated at the lower of cost or market, using the average cost method, which approximates the first in, first out method. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. No reserves existed at September 30, 2005.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed utilizing the straight-line method over the estimated useful lives of the assets. Furniture and fixtures, equipment and software have an estimated useful life of five years. Leasehold improvements are amortized over the related lease term.

        Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or significantly extend the useful lives of the related assets are capitalized.

Impairment of Long Lived Assets

        The Company reviews property and equipment and other long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount with the future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long lived assets.

Intangible Assets

        Intangible assets include customer lists and trademarks and are recorded at predecessor cost. Customer lists and trademarks are being amortized over their estimated useful lives of three and fifteen years, respectively.

Goodwill

        Goodwill is recorded at predecessor cost. Goodwill is tested for impairment on an annual basis. At December 31, 2004, management performed impairment testing in accordance with SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets for all intangible assets and determined that impairment was not considered necessary.

Revenue Recognition, Deferred Revenue and Deferred Expenses

        We recognize revenue for the sale of products and software when all required services have been provided and no significant obligations remain which generally occurs upon delivery. Revenue from educational seminars is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured which occurs upon the earlier of (1) when the non-refundable deposit is received for the seminars and the seminar has taken place; or (2) upon the contractual expiration of our obligation to provide a seminar only if the seminar was paid for. Deferred revenue is recorded when the seminar proceeds are received prior to the related seminar taking place. Expenses for commission payments made to our speakers are deferred until the services are performed.

Advertising Expense and Prepaid Advertising

        We expense advertising costs as incurred. Advertising paid for in advance is recorded as prepaid until such time as the advertisement is published.

Stock-Based Compensation

        Employee stock plans are accounted for using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. No options were granted as of September 30, 2005, under the Company's Equity Incentive Plan.

        The Company utilizes the Black-Scholes option valuation model to value options for pro forma presentation of income as if the fair value-based accounting method in SFAS No. 123, Accounting for Stock-Based Compensation, had been used to account for stock-based compensation.

        The Company's stock option plans provide for the granting of stock options to key employees. Under the terms and conditions of the plan, the options vest 25% at grant date, each year of continuous service and are fully vested after three years. All options expire five years from the date of the grant. As of September 30, 2005, no options had been granted under this plan. Subsequent to September 30, 2005, 620,000 options were granted to employees with an exercise price equal to the public offering price of the Company's common stock.

Loss per Share

        In accordance with SFAS No. 128, Earnings Per Share, the Company computes basic earnings per share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. There were no dilutive securities outstanding at

September 30, 2005. In November 2005, 630,000 stock options were approved for issuance under the Company's equity incentive plan. The stock options could dilute future earnings per share of the Company in the event the Company reports future earnings.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        We recognize deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The temporary differences result primarily from the recognition of deferred expenses for tax purposes. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123R, Share-Based Payment (revised 2004). This revision effects current practice in a number of ways, including the elimination of the alternative to use the intrinsic value method of accounting from Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees that was provided in SFAS No. 123 as originally issued. This statement was effective for us as of January 1, 2006.

        In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) regarding the SEC's interpretive guidance on SFAS No. 123R related to valuation of share based payments and the adoption of SFAS No. 123R.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will have no effect on our financial position and results of operation as no accounting changes or errors have occurred in the current period.

Note 3—Contributed Assets, Net

        Shortly after inception, the Company received certain assets and assumed certain liabilities of the stock division of WEG and certain assets of WIN in exchange for 5,200,000 shares of the $0.001 par value Common stock of the Company. The historical cost of the net assets contributed is as follows (in thousands):

Goodwill	$2,000
Intangibles, net	1,092
Equipment, net	892
Prepaid media and other	726
Inventory	148
Other assets	14
Accounts payable	(1,054)

$3,818

        The Company assigned the net historical cost of the net assets contributed as to the value of the common stock issued which reflected the predecessor cost.

Note 4—Property and Equipment

        Property and equipment as of September 30, 2005 consist of the following (in thousands):

Software	$1,000
Equipment	392
Leasehold improvements	194

Total	1,586

Less: Accumulated depreciation	(772)

$814

        Depreciation expense for the period from July 5, 2005 (inception) to September 30, 2005 is approximately $78.

Note 5—Intangibles and other assets

        Intangibles as of September 30, 2005 are as follows (in thousands):

Customer lists	$300
Trademarks	900
Database	250

1,450

Less: Accumulated amortization	(385)

Net intangibles	$1,065
Goodwill	2,000
Other assets	24

$3,089

Amortization expense for intangibles for the period from July 5, 2005 (inception) to September 30, 2005 is approximately $27. The estimated aggregate amortization expense for intangibles for each of the next five calendar years is as follows:

2005 (remaining)	$160
2006	80
2007	80
2008	80
2009	80
Thereafter	585

$1,065

Note 6—Income Tax Expenses

        The Company, because it is a new entity, does not carry the net operating loss carryforward ("NOL") of the predecessor forward. Beginning from July 5, 2005 (inception) to September 30, 2005, the Company's NOL is approximately $6,000.

        Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized. The accompanying September 30, 2005 balance sheets include the following (in thousands):

Period from July 5, 2005 (inception) through September 30, 2005
Deferred tax asset from NOL carryforward	$2,185
Deferred tax liability from deferred expense recognition	(375)

Net deferred tax asset	1,810
Valuation allowance	(1,810)

$—

Note 7—Commitments and Contingencies

Operating Agreements with WIN

        In connection with the contribution of net assets, the Company entered into several definitive agreements with WIN regarding course materials, facilities, and course fulfillment services. The Company also agreed to provide certain utilities and infrastructure support services to WIN. The obligation to provide services under these agreements generally last one year from the closing of the offering.

Operating Leases

        The Company leases a training center in Salt Lake City, Utah under its Administrative Services Agreement. This lease expires in March 2010 and requires minimum monthly payments of $9 with increases at 3.0% per annum. Rent expense for the period from July 5, 2005 (inception) to September 30, 2005 was $38.

        Future minimum lease payments under this lease are approximately as follows:

Year Ending December 31,
2005 (remaining)	29
2006	118
2007	121
2008	125
2009	128
Thereafter	32

$553

Litigation

        The Company is not involved in any material unasserted claims and action arising out of the normal course of its business that in the opinion of the Company, based upon knowledge of facts and advice of counsel, will result in a material adverse effect on the Company's financial position.

Other

        The Company carries liability insurance coverage, which it considers sufficient to meet regulatory and consumer requirements and to protect the Company's employees, assets and operations.

        The Company, in the ordinary course of conducting its business, is subject to various state and federal requirements. In the opinion of management, the Company is in compliance with these requirements.

Note 8—Related Party Transactions

        WIN and some of its subsidiaries perform certain functions on behalf of the Company, such as marketing, accounting and legal, and bill it accordingly. The Company is fulfilling WIN's obligations as regards to courses, and receiving payment for that. As of September 30, 2005, the Company is due a net balance of $2,013 from WIN. This net balance includes the gross amounts receivable for fulfillment fees of $1,250, cash received by WIN due to the Company of $1,075 less amounts payable to the WIN for costs and expenses paid on the Company's behalf of $312. All related party transactions are settled within 30 days of invoice.

        In August 2005 we also entered into a Fulfillment Agreement with WIN under which we agreed to provide stock training to students who signed up for training programs before we were organized as a separate company. We are paid by WIN fees ranging from $1,500 for live class fulfillments to $10 per student for on-demand Web-based programs. We are also paid mentoring fees ranging from $2,500 per student to $4,750 per student. WIN agreed to pay these fees because it has retained the payments from students which it received at the time the student signed up for the programs. Accordingly, WIN elected to pay us to provide this training rather than to provide the training itself. The fulfillment fee covers our training costs and what we consider to be a reasonable profit for the training. We believe these fulfillment fees are fair and reasonable and consistent with amounts that would be charged to WIN by unaffiliated third party providers. We record these fees as revenue once all services required for fulfillment have rendered and no continuing obligations exist for the specific course fulfillment completed. The fulfillment agreement expires on August 1, 2006 and may be cancelled by either party upon 60 days written notice.

        Historically, as a division and then a wholly-owned subsidiary of WIN, our operations were administered by WIN's management which provided us with our facilities, management, bookkeeping services, financial reporting, human resources personnel and other administrative services. In order to quantify the value of these facilities and services and provide for a fair payment to WIN for them, in August 2005 we entered into a three-year Administrative Services Agreement with WIN cancellable by either party on 90 days' notice. Under the terms of the Administrative Services Agreement, we pay its out-of-pocket expenses for such services plus 15%. Notwithstanding the Administrative Services Agreement, each company has its own separate executive officers, operating management and employees. We believe that the administrative services provided by WIN represent less than 40% of the total annual administrative services required to operate our business. From July 5, 2005 through September 30, 2005, administration service fees paid to WIN amounted to $0.4 million. We do not anticipate material increases in our expenses now that we are operating separately from WIN, as we will continue to realize economies of scale in areas covered by the Administration Services Agreement.

        From time to time we have used the telemarketing services of WIN, along with the telemarketing services of other firms. These firms contact our database of students to telemarket their products and we telemarket to student databases of their firms. Under our Lead Marketing Agreement with WIN, we pay to WIN 60% of any sales we develop from leads supplied from its database. Conversely, WIN pays us 60% of any sales it develops from leads supplied from our database. We pay the same telemarketing fees to WIN as do its independent customers and we believe these fees are fair and reasonable and consistent with fees which would be charge to us by unaffiliated consulting firms. This agreement also provides that WIN will not offer stock trading courses and we will not offer real estate training courses.

        Following the offering, WIN will own 66.7% of our outstanding common stock, all of which shares will be voted by WIN based upon the majority vote of WIN's then current independent directors. If WIN has no independent directors at the time of any such vote, then WIN's shares will be voted consistent with the majority vote of our remaining shares.

Note 9—Employee Benefit Plan

        WIN has a 401(k) employee savings plan for eligible employees, which provides for a Company matching contribution determined each year at the discretion of the Company. WIN contributions are allocated to the Company for employees performing services for the Company amounted to $11 for the period from July 5, 2005 (inception) to September 30, 2005.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Whitney Information Network, Inc.
Cape Coral, Florida

        We have audited the accompanying carve out balance sheets of EduTrades (a division of Whitney Information Network, Inc.) as of December 31, 2004 and 2003 and the related statements of operations, stockholders equity (deficit) and cash flows for each of the years ended December 31, 2004, 2003, and 2002. The financial statements are the responsibility of Whitney Information Network, Inc.'s management. Our responsibility is to express an opinion on these statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the statements referred to above present fairly, in all material respects, carved out financial position of EduTrades as of December 31, 2004 and 2003 and results of its operations and cash flows for each of the years ended December 31, 2004, 2003, and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ EHRHARDT KEEFE STEINER & HOTTMAN PC

Denver, Colorado
November 8, 2005

 EDUTRADES

Carve out Balance Sheets

(in thousands)

		December 31,
	July 31, 2005	2004	2003
	(unaudited)
Assets
Current assets:
Inventory	$148	$253	$114
Prepaid expenses	1,233	—	—
Deferred seminar expenses	3,634	1,807	899

Total current assets	5,015	2,060	1,013

Noncurrent assets:
Property and equipment, net	738	909	1,050
Intangibles, net	1,065	1,193	1,357
Goodwill	2,000	1,500	1,000
Other assets	14	—	—

	3,817	3,602	3,407

	$8,832	$5,662	$4,420

Liabilities and Shareholder Deficit
Current liabilities:
Accounts payable	$1,054	$1,577	$855
Deferred revenue	27,204	15,737	7,499

Total current liabilities	28,258	17,314	8,354

Commitments
Shareholder deficit:
Contributed capital	6,702	10,630	5,460
Accumulated deficit	(26,128)	(22,282)	(9,394)

Total shareholder deficit	(19,426)	(11,652)	(3,934)

	$8,832	$5,662	$4,420

See notes to financial statements

EDUTRADES

Carve out Statements of Operations

(in thousands, except for per share amounts)

	EduTrades Carve out Results for the Seven Months Ended July 31, 2005				Nine Months Ended September 30,
		EduTrades, Inc. Results for the Period from July 5, 2005 (inception) to September 30, 2005					For the Years Ended December 31,
			Combined Total	Pro forma Adjustments (Note 1)	2005 (Pro forma)
						2004	2004	2003	2002
Revenue	$28,756	$5,561	$34,317	$7,246	$41,563	$29,049	$38,859	$17,125	$739

Operating expenses:
Direct course expenses	16,485	5,795	22,280	281	22,561	16,972	24,048	9,383	322
Advertising and sales expenses	11,301	4,339	15,640	50	15,690	13,003	16,186	8,991	352
General and administrative expenses	4,816	751	5,567	—	5,567	8,967	11,513	7,288	943

Total operating expenses	—	10,885	43,487	331	43,818	38,942	51,747	25,662	1,617

Loss from operations	(3,846)	(5,324)	(9,170)	6,915	(2,255)	(9,893)	(12,888)	(8,537)	(878)
Net loss	$(3,846)	$(5,324)	$(9,170)	$6,915	$(2,255)	$(9,893)	$(12,888)	$(8,537)	$(878)

Basic and diluted loss per share—pro forma	$(0.74)	$(1.02)	$(1.76)	$1.33	$(0.43)	$(1.90)	$(2.48)	$(1.64)	$(0.17)

Weighted average shares outstanding—pro forma	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200	5,200

See notes to financial statements

 EDUTRADES

Carve out Statements of Shareholder Equity (Deficit)

(in thousands)

	Contributed Capital	Accumulated Deficit	Shareholder Equity (Deficit)
Balance, December 31, 2001	$—	$21	$21
Contributed capital from parent	1,644	—	1,644
Net loss for year ended December 31, 2002	—	(878)	(878)

Balance, December 31, 2002	1,644	(857)	787
Contributed capital from parent	3,816	—	3,816
Net loss for year ended December 31, 2003	—	(8,537)	(8,537)

Balance, December 31, 2003	5,460	(9,394)	(3,934)
Contributed capital from parent	5,170	—	5,170
Net loss for year ended December 31, 2004	—	(12,888)	(12,888)

Balance, December 31, 2004	10,630	(22,282)	(11,652)
Distribution to parent	(3,928)	—	(3,928)
Net loss for the seven months ended July 31, 2005 (unaudited)	—	(3,846)	(3,846)

Balance, July 31, 2005 (unaudited)	$6,702	$(26,128)	$(19,426)

See notes to financial statements

EDUTRADES

Carve out Statements of Cash Flows

	EduTrades Carve out Results for the Seven Months Ended July 31, 2005	EduTrades, Inc. Results for the Period from July 5, 2005 (inception) to September 30, 2005			Nine Months Ended September 30,
							For the Years Ended December 31,
			Combined Total	Pro forma Adjustments (Note 1)	2005 (Pro forma)
						2004	2004	2003	2002
Cash flows from operating activities:
Net loss	$(3,846)	$(5,324)	$(9,170)	$6,915	$(2,255)	$(9,893)	$(12,888)	$(8,537)	$(878)

Adjustments to reconcile net (loss) to net cash provided by operating activities
Depreciation and amortization	299	117	416	—	416	320	406	162	153
Changes in current assets and liabilities:
Restricted cash	—	(150)	(150)	—	(150)	—	—	—	—
Accounts receivable, net	—	(264)	(264)	—	(264)	—	—	—	—
Accounts receivable, related party	—	(2,013)	(2,013)	1,581	(432)	—	—	—	—
Inventory	105	(443)	(338)	—	(338)	48	(139)	(76)	(38)
Prepaid expenses	(1,233)	(38)	(1,271)	—	(1,271)	(196)	—	—	—
Deferred seminar expenses	(1,827)	(1,101)	(2,928)	—	(2,928)	454	(908)	(828)	(72)
Other assets	(14)	(10)	(24)	—	(24)	—	—	—	—
Accounts payable	(523)	226	(297)	—	(297)	(374)	1,301	(415)	968
Accrued expenses	—	521	521	—	521	310	—	—	—
Accrued seminar expenses	—	606	606	—	606	—	—	—	—
Deferred revenues	11,467	10,949	22,416	(8,496)	13,920	6,662	8,238	6,706	793

	8,274	8,400	16,674	(6,915)	9,759	7,224	8,898	5,549	1,804
Net cash provided by (used in) operating activities	4,428	3,076	7,504	—	7,504	(2,669)	(3,990)	(2,988)	926

Cash flows used in investing activities:
Purchase of property and equipment	—	(13)	(13)	—	(13)	(85)	(101)	(77)	(1,295)
Purchase of intangible assets and goodwill	(500)	—	(500)	—	(500)	(500)	(500)	(1,450)	(1,000)

Cash flows used in investing activities	(500)	(13)	(513)	—	(513)	(585)	(601)	(1,527)	(2,295)

Cash flows (used in) provided by financing activities:
Contributed capital (distribution to parent)	(3,928)	—	(3,928)	—	(3,928)	3,254	4,591	4,515	945
Proceeds of notes payable	—	—	—	—	—	—	—	—	750
Payments of notes payable	—	—	—	—	—	—	—	—	(750)

Cash flows (used in) provided by financing activities	(3,928)	—	(3,928)	—	(3,928)	3,254	4,591	4,515	1,369

Net increase in cash balances	—	3,063	3,063	—	3,063	—	—	—	—
Cash balance, beginning of year	—	—	—	—	—	—	—	—	—

Cash balance, end of year	$—	$3,063	$3,063	$—	$3,063	$—	$—	$—	$—

Supplemental disclosure of noncash activity:

        During 2003, WIN acquired the common stock of SpeakTec, Inc. Of the purchase price amount, $1.0 million was paid through the issuance of 200,000 shares of WIN's common stock. The purchase price of SpeakTec, Inc has been recorded as goodwill.

        During 2002, WIN issued 189,655 shares of common stock valued at $0.6 million for intangible assets and $0.8 million in debt for software in connection with the asset purchase from Teach Me To Trade, LLC.

See notes to financial statements

 EduTrades

Notes to Carve Out Financial Statements

(in thousands)

Note 1—Organization and Summary of Significant Accounting Policies

        The "Carve out" financial statements represent the stock investment division (the "Company," "EduTrades," the "Business," "we" or "us") of Whitney Information Network, Inc. and its wholly-owned subsidiaries ("WIN") which have been carved out from the parent company's results. The Business provides postsecondary, non-degree education in the field of stock market investing. The Business was formed by WIN through the acquisition of Teach Me To Trade® in 2002 and Star Trader™ in 2003. The educational and training services offered are concentrated in the area of financial management and are marketed through periodic publications, telemarketing, television and radio.

Basis of Presentation

        The accompanying (carve out) financial statements reflect the assets, liabilities, revenues and expenses, changes in shareholder equity (deficit) and cash flows that were applicable to the business operations of the stock investment division of WIN. Shareholder equity (deficit) beginning in 2002 represents the net losses of the Business and WIN's funding of its net investment in the Business which represents retained cash collections from course sales less payments for the cost of courses provided and other related costs of running the Business.

        The accompanying (carve out) financial statements also include assignment of certain other assets and accounts payable which are predominantly used by the Business, and allocations of certain costs, general and administrative, sales and marketing, and other expenses. For those assets, liabilities and expenses which a specific identification method was not practicable, the allocation was based on the following methodologies. There are three basic concepts we use to allocate: (1) actual time records of individuals in shared departments; (2) square footage used; and (3) allocation based upon WIN companies percentage of expense. EduTrades has an allocation of 35.0% of nondetermined, shared costs.

        The accounting policies used for these carve out financial statements are the same as those adopted by WIN.

Loss per Share

        Gives effect to 5,200,000 of $0.001 par value common stock issued by EduTrades, Inc. (Successor entity) to WIN on August 1, 2005 as if all shares were issued on January 1, 2002.

Interim Financial Information

        The unaudited financial statements as of July 31, 2005 and for the seven and nine months ended July 31, 2005 and September 30, 2004, respectively, include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows. Operating results for the seven and nine months ended July 31, 2005 and September 30, 2004, respectively, are not necessarily indicative of the results that may be expected for the years ended December 31, 2005 and 2004.

        As a result of the Company being incorporated on July 5, 2005 as a separate legal entity, the carve out results from operations no longer existed within the results of WIN after July 31, 2005. Accordingly, in order to present comparative results for the nine month period ended September 30, 2005 with September 30, 2004, the results for the period from inception to September 30, 2005 of the

Company have been combined with the carve out results for the seven months ended July 31, 2005. Further, certain proforma adjustments have been included to reflect the results on a consistent basis with those of September 30, 2004. These pro forma adjustments consist of reflecting those revenues earned on deferred revenue of $8,496, which was not transferred to the Company by WIN as the legal obligation to perform these services and the revenues remained with WIN. Additionally, revenues earned for the fulfillment of the obligations on behalf of WIN of $1,250 under a fulfillment agreement with us have been eliminated. The pro forma adjustment for direct course expenses and advertising and sales expenses represent costs incurred by WIN in fulfillment of such promotion courses of $1,531 and $50, respectively. Direct course expenses have also been reduced by $1,250 to eliminate intercompany costs incurred by WIN in fulfillment.

Shared Assets

        Historically, the Business has shared the use of certain WIN facilities, including property and equipment with WIN's nonstock investment education business. The shared assets which were historically used by the Business more than WIN's nonstock business were assigned to the Business division.

Contributed Capital

        Contributed capital reflects WIN's net investment in the operations of the Company and includes the net assets contributed and all operating expenses which have been paid on behalf of the Company less cash retained from courses sold.

Other Costs

        Shared or common costs, including certain general and administrative, sales and marketing, have been allocated from WIN's corporate office to the Business on a basis which is considered by management to reasonably reflect the utilization of such services by number of employees, sales ratio and others.

        The Company believes the allocation principles, described above, are reasonable, however, the expenses allocated to the Business for these items are not necessarily indicative of the expenses that would have been incurred if the Business had been a separate independent entity.

Income Taxes

        The Business is not a separate taxable entity for tax purposes and has not filed separate income tax returns, but rather was included in the income tax returns filed by WIN. Accordingly, while there has been no taxable income and any deferred assets and liabilities in the carved out statements, income tax expense in the carved out financial statements would have been calculated as if the Business filed on a separate tax return basis.

Fair Value Disclosures of Financial Instruments

        The estimated fair value of financial instruments is determined by the Business, using available market information and valuation methodologies considered to be appropriate.

        However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Business could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. Carrying amounts of accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments.

        The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Use of Estimates

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. The most significant estimates and assumptions relate to the useful life of property and equipment, contingent liabilities, inventory valuation and impairment of long-lived assets. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Inventories

        Inventories are stated at the lower of cost or market, using the average method, which approximates the first in, first out method. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes.

Property and Equipment

        Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed utilizing the straight-line method over the estimated useful lives. Furniture and fixtures, equipment and software have an estimated useful life of five years. Leasehold improvements are amortized over the related lease term of five years.

        Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or significantly extend the useful lives of the related assets are capitalized.

Impairment of Long Lived Assets

        The Company reviews property and equipment, intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount with the future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long lived assets.

Intangible Assets and Goodwill

        Intangible assets include customer lists, trademarks, goodwill, and intellectual property and are recorded at cost. Goodwill represents the excess of the purchase price from Speak Tek from the value of the assets acquired. Customer lists, trademarks and intellectual property are being amortized over their estimated useful lives of three and fifteen years. As of December 31, 2004, management performed impairment testing in accordance with SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets for all intangible assets and determined that impairment was not considered necessary.

Revenue Recognition, Deferred Revenue and Deferred Expenses

        We recognize revenue for the sale of products and software, upon delivery. Revenue from educational seminars is recognized when: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured an upon the earlier of (1) when the nonrefundable deposit is received for the seminars and the seminar has taken place; or (2) upon the contractual expiration of our obligation to provide a seminar only if the seminar was paid for. Deferred revenue is recorded when the seminar proceeds are received prior to the related seminar taking place. Expenses for commission payments made to our speakers for revenues generated are deferred until the related revenue is recognized.

Advertising Expense and Prepaid Advertising

        We expense advertising costs as incurred. Advertising paid for in advance is recorded as prepaid until such time as the advertisement is published.

Stock-Based Compensation

        Employee stock plans are accounted for using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Certain of the employees and management of the Company had received options to purchase stock in WIN. Under this method, the Company's grants of options to purchase common shares were granted at the exercise price equal to the fair market value of the underlying share price on the date of grant and accordingly, no compensation cost was recorded for the years ended December 31, 2004, 2003 and 2002 and for the periods ended September 30, 2005 (pro forma). The following pro forma disclosure utilized the Black-Scholes option valuation model to value options for pro forma presentation of income as if the fair value-based accounting method in SFAS No. 123, Accounting for Stock-Based Compensation, had been used to account for stock-based compensation. The following pro forma disclosure represents the Company's expense as would have been reflected under SFAS No. 123 if allocating to the Company for employees of WIN granted stock options under the equity incentive plan(s) of WIN that perform work for the Company:

				Nine Months Ended September 30,
	For the years Ended December 31,
				2005 (Pro forma)
	2004	2003	2002		2004
				(unaudited)
Net loss—as reported	$(12,888)	$(8,839)	$(878)	$(2,929)	$(9,893)
Add: stock-based compensation included in net loss as reported	—	—	—	—	—
Deduct: Total stock-based compensation using the fair market value method under SFAS No. 123	(249)	(65)	(39)	(106)	(139)
Net loss—pro forma	$(13,137)	$(8,904)	$(917)	$(3,035)	$(10,032)
Basic loss per common share—as reported	$(2.48)	$(1.70)	$(0.17)	$(0.56)	$(1.90)
Basic loss per common share—pro forma	$(2.53)	$(1.71)	$(0.18)	$(0.58)	$(1.93)

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (average weight):

				Nine Months Ended September 30,
	For the years Ended December 31,
				2005 (Pro forma)
	2004	2003	2002		2004
				(unaudited)
Expected life in years	10	10	10	10	10
Expected volatility	56.97%	33.77%	59.97%	79.64%	41.67%
Risk free interest rate	4.24%	4.25%	3.83%	4.00%	4.69%
Expected dividend	—	—	—	—	—

Loss per Share

        In accordance with SFAS No. 128, Earnings Per Share, the Company computes basic loss per share by dividing net loss available to common shareholder by the weighted average number of common shares outstanding during the period, which would include, to the extent their effect is dilutive. All dilutive potential common shares for the years ended December 31, 2004, 2003 and 2002 and for the period ended July 31, 2005 and September 30, 2004, respectively, had an antidilutive effect on dilutive share amounts and were then not included in the per share data. As the Company was not a legal entity, loss per share has been shown in the accompanying financial statements to reflect loss per share of the legal entity.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123R, Share-Based Payment (revised 2004). This revision effects current practice in a number of ways, including the elimination of the alternative to use the intrinsic value method of accounting from Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees that was provided in SFAS No. 123 as originally issued. This statement was effective for us as of January 1, 2006.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will have no effect on our financial position and results of operation as no accounting changes or errors have occurred in the current period.

        In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) regarding the SEC's interpretive guidance on SFAS No. 123R related to valuation of shares based payments and the adoption of SFAS No. 123R.

Note 2—Property and Equipment

        Property and equipment consists of the following:

		December 31,
	July 31, 2005	2004	2003
	(unaudited)
Software	$1,000	$1,000	$1,000
Property and equipment	450	450	373
Leasehold improvements	129	25	—

	1,579	1,475	1,373
Less: Accumulated depreciation and amortization	(841)	(566)	(322)

	$738	$909	$1,051

        Depreciation expense was approximately $245, $221 and $220 for the years ended December 31, 2004, 2003, and 2002 respectively. Depreciation expense was approximately $275 and $115 for the seven and nine months ended July 31, 2005 and September 30, 2004, respectively (unaudited).

Note 3—Mergers, Acquisitions and Capital Accounts

        In August 2002, 189,655 shares valued at $550 of WIN's common stock were issued in exchange for assets of a former joint venture partner, Teach Me To Trade, LLC. The purchase price was $1,988, net of a $12 discount, and was paid for with $688 in cash, $550 in stock, and $750 in debt. During the first and second quarters of 2002, we had advanced $200 to Teach Me To Trade®, which was credited towards the purchase price. The purchase price was allocated $1,000 to software, $688 to customer lists and $300 to trademarks.

        In October 2003, WIN acquired the stock of SpeakTec, Inc. for $1,550, which resulted in $1,000 in goodwill, $450 in customer lists and other intangibles and $100 in current assets. SpeakTec, Inc. is the holding company for Quantum Vision, Inc., which is the operating company. Of this amount $550 is payable in cash, and $1,000 is payable through 200,000 shares of our newly issued, restricted common stock. Common stock in the amount of $50,000 will be retained by us for a period of six months. In addition, the acquisition had a contingent payment of $500 for meeting certain goals in each of the following years. Those goals were met and WIN issued cash of $250,000 and stock with a value of $250 in both 2004 and 2005. These payments were recorded as goodwill.

Note 5—Advertising and Sales Expense

        The Business expenses advertising costs as incurred. Advertising and sales expense was approximately $16,186, $8,991 and $352 for the years end December 31, 2004, 2003 and 2002 respectively. Advertising for the seven and nine months ended July 31, 2005 and September 30, 2004, respectively, are $8,239 (unaudited) and $9,358 (unaudited), respectively.

Note 6—Concentration of Credit Risk

        The Business performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for customers on accounts receivable. The Business maintains reserves for potential credit losses, but historically has not experienced significant losses related to individual customers or groups of customers in any particular industry or geographic area.

        A substantial portion of the components necessary for the manufacture and operation of the Business' products are obtained from the other operating units of WIN. The disruption or termination of any of these sources could have a material adverse effect on the Business' operating results and financial condition.

        Goodwill represents the excess of the purchase price of SpeakTek, Inc. from the value of the assets acquired.

Note 7—Intangibles

        Intangible assets include customer lists, trademarks, and intellectual property and are recorded at cost. Customer lists, trademarks and intellectual property are being amortized over their estimated useful lives of three to 15 years. At August 31, 2005, management performed impairment testing in accordance with SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets for all intangible assets and determined that impairment was not considered necessary.

        Amortization expense was approximately $230, $74, and $66 for the years ended December 31, 2004, 2003, and 2002 respectively. Amortization expense was approximately $128 and $114 for the seven and nine months ended July 31, 2005 and September 30, 2004, respectively (unaudited).

        Intangibles consist of the following:

		December 31,
	July 31, 2005
		2004	2003
	(unaudited)
Customer list	$300	$300	$300
Trademarks	900	900	900
Data base	250	250	250

	1,450	1,450	1,450
Less: Accumulated amortization	(385)	(257)	(93)

	$1,065	$1,193	$1,357

Note 8—Income Taxes

        At December 31, 2004, 2003 and 2002 we had net operating losses (NOL) carryforwards for tax purposes of approximately $23,000, $10,000, and $1,000, respectively. As of July 31, 2005, the NOL was approximately $30,000.

        Deferred tax liabilities and assets are determined based on the difference between the financial statement assets and liabilities and tax basis assets and liabilities using the tax rates in effect for the year in which the differences occur. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that based on available evidence, are not expected to be realized. The accompanying balance sheets include the following:

		December 31,
	As of July 31, 2005
		2004	2003
	(unaudited)
Deferred tax asset from NOL carryforward	$10,200	$8,000	$3,400
Deferred tax liability from deferred expense recognition	(1,200)	(600)	(300)

Total deferred tax asst	9,000	7,400	3,100

Valuation allowance for deferred tax asset	(9,000)	(7,400)	(3,100)

Net deferred tax asset	$—	$—	$—

Note 9—Stock Option Plan

        Employee stock plans are accounted for using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. The Business utilizes the Black-Scholes option valuation model to value stock options for pro forma presentation of income as if the fair value-based accounting method in SFAS No. 123, Accounting for Stock-Based Compensation, had been used to account for stock-based compensation. There are 613,000 options outstanding at December 31, 2004 related to EduTrade employees under WIN's 1998 Stock Option Plan.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

        The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$3,109
NASD filing fee	3,179
AMEX listing fee	50,000
Printing costs	100,000
Legal fees and expenses	175,000
Accounting fees and expenses	125,000
Transfer agent fees	10,000
Blue sky fees and expenses	1,000
Miscellaneous	32,712

Total	$500,000

        All of the above expenses except the SEC registration fee, NASD filing fee and American Stock Exchange listing fee are estimates. All of the above expenses will be borne by the Registrant.

Item 14. Indemnification of directors and officers

        Article Eleven of the Registrant's Amended Articles of Incorporation provides as follows:

        The Corporate shall, to the fullest extent permitted by the General Corporation Law, as the same may be amended an supplemented, indemnify any and all persons whom it shall have power to indemnify under the General Corporation Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the General Corporation Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Item 15. Recent sales of unregistered securities

        The Registrant has not sold any securities within the past three years except its issuance of 5,200,000 shares of its common stock to WIN, its sole stockholder and parent pursuant to the exception provided by Section 4(2) of the Securities Act of 1933, as amended. Such shares were issued to WIN in August 2005 in exchange for the transfer of all of WIN's assets in its stock education division valued at $3.8 million. The Registrant has also issued an aggregate of 620,000 stock options to its executive officers, directors and employees under its 2005 Equity Incentive Plan. There were no underwriters involved in connection with the issuance of stock options to executive officers, directors and employees. The issuance of the shares to WIN as well as the stock options were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuance of the stock options was deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans. The recipients of securities in both of these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits

  (a)
  Exhibits

Number	Exhibit
1.1	Form of Underwriting Agreement
1.2	Form of Selected Dealers Agreement
3.1	Articles of Incorporation of the Registrant, as amended(1)
3.2	Bylaws of the Registrant(1)
4.1	Form of Underwriter's Warrant
5.1	Opinion of Gary A. Agron (including consent)(1)
10.1	2005 Equity Incentive Plan(1)
10.2	Reserved
10.3	Reserved
10.4	Employment Agreement (Mr. Maturo)(1)
10.5	Administrative Services Agreement with Whitney Information Network, Inc.(1)
10.6	Fulfillment Agreement with Whitney Information Network, Inc.(1)
10.7	Voting Agreement between Whitney Information Network, Inc. and EduTrades, Inc.(1)
10.8	Assignment Agreement with Whitney Information Network, Inc.(1)
10.9	Lead Marketing Agreement with Whitney Educational Group, Inc.(1)
10.10	Revised Lead Marketing Agreement
14.1	Code of Ethics(1)
14.2	Revised Code of Ethics
23.1	Consent of the Law Office of Gary A. Agron (See 5.1 above), as the Registrant's special securities counsel(1)
23.2	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm(1)
23.3	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm
99.1	Audit Committee Charter(1)

(1)
Previously Filed

(b)
Financial Statement Schedules

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

  •
  To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20.0% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and (iii) to include any additional or changed material information on the plan of distribution.

  •
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  •
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  •
  To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  •
  To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  •
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  •
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

          (i)    If the registrant is relying on Rule 430B (§230.430B of this chapter):

            (A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

            (B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

          (ii)   If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  •
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser.

            (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion or any other free writing prospectus relating to the the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

        In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it authorized this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, in Cape Coral, Florida on February 10, 2006.

EduTrades, Inc.
By:	/s/ NICHOLAS S. MATURO Nicholas S. Maturo Chief Executive Officer

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated on February 10, 2006.

Signature	Title

/s/ NICHOLAS S. MATURO Nicholas S. Maturo	Chief Executive Officer (Principal Executive Officer) and Director
/s/ RONALD S. SIMON Ronald S. Simon	Interim Chief Financial Officer (Principal Accounting Officer) and Director
/s/ FREDERICK A. CARDIN Frederick A. Cardin	Director
/s/ CHESTER P. SCHWARTZ Chester P. Schwartz	Director
/s/ STEPHEN L. COOTEY Stephen L. Cootey	Director
/s/ ANTHONY B. PETRELLI Anthony B. Petrelli	Director

EXHIBIT INDEX

Number	Exhibit
1.1	Form of Underwriting Agreement
1.2	Form of Selected Dealers Agreement
3.1	Articles of Incorporation of the Registrant, as amended(1)
3.2	Bylaws of the Registrant(1)
4.1	Form of Underwriter's Warrant
5.1	Opinion of Gary A. Agron (including consent)(1)
10.1	2005 Equity Incentive Plan(1)
10.2	Reserved
10.3	Reserved
10.4	Employment Agreement (Mr. Maturo)(1)
10.5	Administrative Services Agreement with Whitney Information Network, Inc.(1)
10.6	Fulfillment Agreement with Whitney Information Network, Inc.(1)
10.7	Voting Agreement between Whitney Information Network, Inc. and EduTrades, Inc.(1)
10.8	Assignment Agreement with Whitney Information Network, Inc.(1)
10.9	Lead Marketing Agreement with Whitney Educational Group, Inc.(1)
10.10	Revised Lead Marketing Agreement
14.1	Code of Ethics(1)
14.2	Revised Code of Ethics
23.1	Consent of the Law Office of Gary A. Agron (See 5.1 above), as the Registrant's special securities counsel(1)
23.2	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm(1)
23.3	Consent of Ehrhardt Keefe Steiner & Hottman, P.C., an independent registered public accounting firm
99.1	Audit Committee Charter(1)

(1)
Previously Filed